Filed with the Securities and Exchange Commission on June 1, 2000

                                Registration No.

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    Form S-6

    FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT
                  INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.       Exact name of trust:  Variable Account B

B.       Name of depositor:    American International Life Assurance Company
                               of New York

C.       Complete address of depositor's principal executive offices:
         80 Pine Street, New York, NY  10005

D.       Name and address of agent for service:
         Kenneth D. Walma, Vice President and General Counsel
         One Alico Plaza
         600 King Street
         Wilmington, DE  19801

COPIES TO:
Michael Berenson, Esq.         and     Ernest T. Patrikis, Esq.
Jorden Burt Boros Cicchetti            Senior Vice President and General Counsel
Berenson & Johnson, LLP                American International Group, Inc.
Suite 400 East                         70 Pine Street
1025 Thomas Jefferson Street, NW       New York, NY  10270
Washington, DC  20007-0805


E.   Title and amount of securities being registered:

     Flexible Premium Variable Life Insurance Policies.

F.   Approximate date of proposed public offering:

     As soon as practicable after the effective date of this Registration Statement.

     The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Secion 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

G.   Amount of Filing Fee: N/A

                                     Part I

[Polaris VUL Logo]                                 American International Life
                                                   Assurance Company of New York
                                                   Variable Account B
                                                   80 Pine Street
                                                   New York, NY 10005
                                                   1-800-340-2765


     Flexible Premium Variable Universal Life Group and Individual Policies

American International Life Assurance Company of New York is offering life insurance coverage under Polaris VUL to individuals and to groups. The description of the policy applies equally to an individual policy, a group policy, and a certificate issued under a group policy. The policy is a flexible premium variable universal life insurance policy that allows you, the owner of the policy, within limits, to:

                 o Select the face amount of life insurance. You may within limits change your initial selection as your insurance needs change.

                 o Select the amount and timing of premium payments. You may make more premium payments than scheduled or stop making premium payments.

                 o Allocate premium payments and your policy's Account Value among the variable investment options and the guaranteed investment option.

                 o Receive payments from your policy while the Insured is alive through loans, partial withdrawals or a total surrender.

This document contains information about the policy. You should read this document carefully before you decide to purchase the policy. You should also keep this document for future reference.

Neither the policy nor shares of the portfolios are deposits or obligations of, or guaranteed or endorsed by, a bank and they are not federally insured by the Federal Deposit Insurance Corporation or any other government agency.

The  Securities  and Exchange  Commission  has not approved or  disapproved  the
policy  or  passed  on  the  accuracy  or  adequacy  of  this  prospectus.   Any
representation to the contrary is a criminal offense.

                              _______________, 2000

                               Investment Options

Variable Investment Options

     The Variable Account is divided into subaccounts. Each subaccount invests in shares of a portfolio of the Anchor Series Trust or SunAmerica Series Trust. Each portfolio is named below. The prospectuses for Anchor Series Trust and SunAmerica Series Trust contain information about each portfolio. You should read these prospectuses carefully.


Anchor Series Trust

     Managed by Wellington Management Company, LLP

         o  Capital Appreciation Portfolio
         o  Government and Quality Bond Portfolio
         o  Growth Portfolio
         o  Natural Resources Portfolio

SunAmerica Series Trust

Managed by Alliance Capital Management L.P.               Managed by MFS Investment Management
    o  Global Equities Portfolio                            o  MFS Growth and Income Portfolio
    o  Alliance Growth Portfolio                            o  MFS Mid-Cap Growth Portfolio
    o  Growth-Income Portfolio                              o  MFS Total Return Portfolio

Managed by Davis Selected Advisers, L.P.                  Managed by Morgan Stanley Asset
    o  Real Estate Portfolio                              Management
    o  Davis Venture Value Portfolio                        o  International Diversified Equities Portfolio
                                                            o  Worldwide High Income Portfolio

Managed by Federated Investors, Inc.                      Managed by Putnam Investments
    o  Corporate Bond Portfolio                             o  Emerging Markets Portfolio
    o  Federated Value Portfolio                            o  Putnam Growth Portfolio
    o  Utility Portfolio                                    o  International Growth and Income Portfolio

Managed by Goldman Sachs Asset                            Managed by SunAmerica Asset
Management/Goldman Sachs Asset                            Management Corp.
Management International                                    o  Aggressive Growth Portfolio
    o  Asset Allocation Portfolio                           o  SunAmerica Balanced Portfolio
    o  Global Bond Portfolio                                o  Cash Management Portfolio
                                                            o  "Dogs" of Wall Street Portfolio
                                                            o  High-Yield Bond Portfolio


Guaranteed Investment Option

     You may allocate your Account Value to the Guaranteed Account. The Guaranteed Account is part of our general account. We will credit interest equal to at least an effective rate of 4% per year, compounded annually on that portion of Account Value that you allocate to the Guaranteed Account. We may, in our discretion, elect to credit a higher rate of interest. This document generally describes only that portion of the Account Value allocated to the Variable Account.

--------------------------------------------------------------------------------
                                Table of Contents

--------------------------------------------------------------------------------


Special Terms...................................................................

Summary of the Policy...........................................................
   Overview.....................................................................
   Applying for a Policy........................................................
   Premium Payments.............................................................
   Account Value................................................................
   Death Benefit................................................................
   Cash Benefits During the Life of the Insured.................................
   Expenses of the Policy.......................................................
   Federal Tax Considerations...................................................

Purchasing a Polaris VUL Policy.................................................
   Applying for a Policy........................................................
   Your Right to Cancel the Policy..............................................
   Premium......................................................................
      Restrictions on Premium...................................................
      Minimum Initial Premium...................................................
      Planned Periodic Premium..................................................
      Additional Premium........................................................
      Effect of Premium Payments................................................
      No Lapse Provision........................................................
      Grace Period..............................................................
      Premium Allocations.......................................................
      Crediting Premium.........................................................

The Investment Options..........................................................
   Variable Investment Options..................................................
   Guaranteed Investment Option.................................................

Investing Your Account Value....................................................
   Determining the Account Value................................................
   Transfers....................................................................
   Dollar Cost Averaging (DCA)..................................................
   Automatic Rebalancing........................................................

Death Benefit...................................................................
   Life Insurance Proceeds......................................................
   Death Benefit Options........................................................
   Changes in Death Benefit Options.............................................
   Changes in Face Amount.......................................................
   Changes in Owner or Beneficiary..............................................

Cash Benefits During the Insured's Life ........................................
   Policy Loans.................................................................
   Partial Withdrawals..........................................................
   Systematic Withdrawal Program................................................

   Surrendering the Policy for Net Cash Surrender Value.........................

Payment Options for Benefits....................................................

Expenses of the Policy..........................................................
   Deductions From Premium......................................................
   Monthly Deductions From Account Value........................................
   Deduction From Variable Account Assets.......................................
   Deductions Upon Policy Transactions .........................................

Supplemental Benefits and Riders................................................

Other Policy Provisions.........................................................

Performance Information.........................................................

Federal Income Tax Considerations...............................................

Distribution of the Policy......................................................

About Us and the Accounts.......................................................
   The Company..................................................................
   The Variable Account.........................................................
   The Guaranteed Account.......................................................

Our Directors and Executive Officers............................................

Other Information...............................................................
   State Regulation.............................................................
   Legal Proceedings............................................................
   Legal Matters................................................................
   Published Ratings............................................................

Financial Statements............................................................

Appendix A......................................................................

Appendix B......................................................................

--------------------------------------------------------------------------------
                                  Special Terms

--------------------------------------------------------------------------------


We have capitalized some special terms we use in this document. We have defined these terms here.

We use Account Value to determine your policy benefits.

Account Value. The total amount in the Variable Account and the Guaranteed Account attributable to your policy.

If you have a request, please write to us at this address.

Administrative  Office.  One Alico Plaza,  P.O. Box 8718,  Wilmington,  Delaware
19801.

Attained Age. The Insured's age as of the Policy Date plus the number of the completed policy years since the Policy Date.

Beneficiary. The person(s) who is (are) entitled to the Life Insurance Proceeds under the policy.

Cash Surrender Value. The Account Value less any applicable surrender charge that would be deducted upon surrender.

Code.  The Internal Revenue Code of 1986, as amended.

Death Benefit. The amount of life insurance coverage which is based upon the death benefit option you select and the Face Amount.

You will specify the initial Face Amount in your policy application. The policy will also show the initial Face Amount.

Face Amount. The amount of insurance specified by the owner and the base for calculating the Death Benefit.

Grace Period. The period of time beginning on a Monthly Anniversary during which the policy will continue in force even though your Net Cash Surrender Value is less than the total monthly deduction then due.

Guaranteed Account. An account within the general account that consists of all of our assets other than the assets of the Variable Account and any of our other separate investment accounts.

Insured. A person whose life is covered under the policy.

We measure contestability periods from the Issue Date.

Issue Date. The date the policy is actually issued. It may be later than the Policy Date.

Life Insurance Proceeds. The amount payable to a Beneficiary if the Insured dies while life insurance coverage under the policy is in force.

Loan Account. The portion of the Account Value held in the Guaranteed Account as collateral for policy loans.

Monthly Anniversary. The same day as the Policy Date for each succeeding month. If the day of the Monthly Anniversary is the 29th, 30th or 31st and a month has no such day, the Monthly Anniversary is deemed to be the last day of that month. We use this value to determine if your policy is in force.

Net Cash Surrender Value. The Cash Surrender Value less any Outstanding Loan.

Net Premium. Any premium paid less any expense charges deducted from the premium payment.

Outstanding Loan. The total amount of policy loans, including both principal and accrued interest. We use the Policy Date as the date coverage begins and to determine all anniversary dates.

Policy Date. The date as of which we have received the initial premium and an application in good order. If a policy is issued, life insurance coverage is effective as of the Policy Date.

Valuation Date. Each day the New York Stock Exchange is open for trading.

Valuation Period. A period commencing with the close of trading on the New York Stock Exchange (currently 4 p.m., Eastern Time) on any Valuation Date and ending as of the close of the New York Stock Exchange on the next succeeding Valuation Date.

Variable Account. Variable Account B, a separate investment account of ours.

--------------------------------------------------------------------------------
                              Summary of the Policy

--------------------------------------------------------------------------------



Because this is a summary, it does not contain all the information that may be important to you. You should read this entire document carefully before you decide to purchase a policy.

If you select any variable investment options, your policy benefits will vary based upon the returns earned by those variable investment options. The returns may be zero or negative and you bear this risk.

Overview

The policy is a flexible premium variable universal life policy. Like traditional life insurance, the policy provides an initial minimum death benefit and cash benefits that you can access through loans, partial withdrawals or a surrender. Unlike traditional life insurance, you may choose how to invest your Account Value.

The policy allows you to make certain choices that will tailor the policy to your needs. When you apply for the policy, we will ask you to make some of these choices. You may also change your choices to meet your changing insurance needs.

In addition, we may in the future offer several riders to the policy. These riders provide you with the flexibility to design an insurance product that meets your specific needs.

Applying for a Policy

You may apply for a policy to cover a person, the Insured, who is younger than age 81.

Amount of life insurance benefits.

When you apply for a policy, you must select the Face Amount. The Face Amount must be at least:

o  $25,000 for Insureds age 17 and younger.

o  $50,000 for Insureds older than age 17.

Your policy will become effective after:

When your coverage will become effective.

o We accept your application.

o We receive an initial premium payment in an amount we determine.

o We have completed our review of your application to our satisfaction.

Your right to cancel the policy.

Once you receive your policy, you should read it carefully. You have the right to cancel the policy for any reason within the later of:

o    45 days after you sign Part I of the policy application.

o 10 days after you received the policy. If required by the state where you live, we will extend the 10 days to the number required by law.

Premium Payments

Minimum initial premium.

Before your policy is effective, you must pay the minimum initial premium. We will calculate the initial minimum premium based on a number of factors, such as the age, sex and underwriting rate class of the proposed Insured, the desired Face Amount, and any supplemental benefits or riders applied for and whether premium will be paid by pre-authorized checking.

Planned periodic premium.

When you apply for a policy you will select the amount of premium payments you plan to pay during the term of the policy. We will establish a minimum for this amount. You will also select intervals when you plan to pay this premium amount. This may be monthly, quarterly, semiannually, or annually. Pre-authorized checking may be required for monthly payments.

Flexibility in premium payments.

During the term of the policy, you may pay premium at any time and in any amount, within limits. Thus, you are not required to pay the planned periodic premium and you may make payments in addition to the planned periodic premium.

Account Value

We will measure your benefits under the policy by your Account Value. Your Account Value will reflect:

o    the premium you pay;

o    the returns earned by the subaccounts you select;

o    the interest credited on amounts allocated to the Guaranteed Account;

o    any loans or partial withdrawals; and

o    the policy charges and expenses we deduct.

Death Benefit

Death Benefit Selections.

When you apply for a policy, you must select:

o    The Face Amount.

o The death benefit option, which will determine the manner in which we calculate the death benefit for your policy.

o The tax qualification option, which will determine the manner in which we test your policy under the Code for meeting the definition of life insurance.

Death Benefit Options.

You may select from two death benefit options:

Level Death Benefit Option.

o    Level Death Benefit Option

     The Death Benefit will be the greater of:

     (1)  Face Amount; or

     (2) Account Value on the date of death multiplied by the appropriate minimum death benefit factor.

Variable Death Benefit Option.

o    Variable Death Benefit Option

     The Death Benefit will be the greater of:

     (1)  Face Amount plus Account Value; or

     (2) Account Value on the date of death multiplied by the appropriate minimum death benefit factor.

The minimum death benefit factors we use are based upon the tax qualification option you select and the Attained Age, sex and rate class of the Insured.

Tax Qualification Options.

You may select from two tax qualification options:

o Guideline Premium/Cash Value Corridor Test - The minimum death benefit factors are based upon the Code.

o Cash Value Accumulation Test - The minimum death benefit factors are based upon the 1980 Commissioners Standard Ordinary Mortality Tables and a 4% effective annual interest rate.

Changes You May Make.

Within limits, after the first policy anniversary, you may change the death benefit option and the Face Amount. You may not change the tax qualification option.

Cash Benefits During the Life of the Insured

During the life of the Insured, your policy has cash benefits that you can access within limits through loans, partial withdrawals or a surrender.

o Loans -- You may borrow against your Net Cash Surrender Value at any time. If your policy is a modified endowment contract, the Code may treat the loan as a taxable distribution of income.

o Partial Withdrawal -- You may withdraw part of your Net Cash Surrender Value after the first policy year. We may deduct an administrative charge. If you make a partial withdrawal during the surrender charge period, we may deduct a surrender charge. A partial withdrawal may result in a decrease in the Face Amount of your policy, depending upon your death benefit option.

o Surrender -- You may surrender your policy for its Net Cash Surrender Value. If you surrender your policy during the surrender charge period, we will deduct a surrender charge. A surrender will terminate your policy.

Expenses of the Policy

Expenses reduce your returns under the policy.

Deductions from Premium

For state premium taxes, DAC taxes and other sales expenses, we currently charge 5% of each premium payment for policy years 1- 10 and 3% in policy years 11+. The maximum we will charge is 8%.

Account Value Charges (deducted monthly)

     Cost of Insurance Charge(1)

                Current                               Guaranteed

                -------                               ----------
             Ranges from 0.01609 per             Ranges from 0.05667 per
             $1,000 of net amount at risk        $1,000 of net amount risk
             to 71.15029 per $1,000 of net       to 83.33333 per $1,000 of net
             amount at risk(2)                   amount at risk(2)

     Administrative Charge

                                      Current          Guaranteed

            Policy Years 1-5          $15.00               $15.00
            Policy Years 6+           $ 7.50               $15.00


     Acquisition Charge

     During the first 5 policy years, and the first 5 policy years after a Face Amount increase, there will be a charge for each $1,000 in Face Amount based on the Insured's age, sex and rate class.

     Variable Account Charges

     (deducted daily and shown as an annualized percentage of average net assets)

     Mortality and Expense Risk Charge

                                     Current              Guaranteed

            Policy Years 1-10        0.75%                    0.90%
            Policy Years 11+         0.25%                    0.90%

Transaction Charges

     Transfer Charge

     $25 for each transfer in excess of 12 each policy year.

     Surrender Charge

     During the first 10 policy years, and for 10 policy years following a Face Amount increase, there will be a surrender charge based on the initial Face Amount or the increase in Face Amount. (3)

     Surrender Charge on Partial Withdrawal

     The surrender charge on a partial withdrawal is equal to the applicable surrender charge multiplied by a fraction (equal to the amount of partial withdrawal plus any administrative charge, if applicable, for the partial withdrawal, divided by the Net Cash Surrender Value immediately prior to the partial withdrawal).

     Surrender Charge on Decrease in Face Amount

     The surrender charge on a decrease in Face Amount is equal to the applicable surrender charge multiplied by a fraction (equal to the decrease in Face Amount divided by the Face Amount of the policy prior to the decrease).

     Partial Withdrawal Administrative Charge

     Currently, 4 partial withdrawals are allowed per year. We may charge a $25 administrative charge per partial withdrawal. In certain states the charge may be the lesser of $25 or 2% of the amount withdrawn.

(1) The current cost of insurance charge will never exceed the guaranteed cost of insurance charge shown in the policy. If the Death Benefit is equal to the Face Amount or the Face Amount plus Account Value, the net amount at risk is the difference between the Death Benefit divided by 1.0032737 and the current Account Value. Otherwise, the net amount at risk is the difference between the Death Benefit and the Account Value.

     (See "Expenses of the Policy - Monthly Deductions From Account Value.")

(2) Current and guaranteed cost of insurance rates are based on the age (or Attained Age in the case of increase in Face Amount), sex, rate class of the Insured, and policy year.

(3) A policy's surrender charge is based on the age, sex and smoker status of the Insured and the Face Amount. For a 45 year old non-smoking male purchasing a policy with a $500,000 Face Amount the initial surrender charge would be $11,560.00. For a 65 year old non-smoking male purchasing a policy with a $200,000 Face Amount, the initial surrender charge would be $6,868.00. The lowest and highest surrender charge are $11.02 and $34.34 per $1,000 of the Face Amount, respectively. (See Appendix A for the Table of Initial Surrender Charges.)

Expenses of the variable investment options also reduce your returns.

In addition, you will indirectly bear the costs of the management fees and other expenses paid from the assets of the portfolios you select. The annual portfolio expenses of the variable investment options are set forth below.

             PORTFOLIO EXPENSES BEFORE WAIVERS AND/OR REIMBURSEMENTS

     The purpose of this table is to assist the you in understanding the various costs and expenses that will be incurred, directly or indirectly. It is based on historical expenses as a percentage of net assets before waivers and/or reimbursements, if applicable. Portfolio expenses are not fixed or specified under the terms of the policy. Actual expenses may vary.

                               Anchor Series Trust

              (for the twelve-month period ended December 31, 1999)

                                                                                                  Annual

                                                          Management              Other          Operating
                                                             Fees              Expenses(1)       Expenses
                                                             ----              --------          --------

   Wellington Management Company, LLP

     Capital Appreciation Portfolio                       .63%                      .04%             .67%
     Government and Quality Bond  Portfolio               .60%                      .06%             .66%
     Growth Portfolio                                     .68%                      .05%             .73%
     Natural Resources Portfolio                          .75%                      .25%            1.00%

                             SunAmerica Series Trust

              (for the twelve-month period ended January 31, 2000)

   Alliance Capital Management L.P.
     Global Equities Portfolio                            .72%                      .12%             .84%
     Alliance Growth Portfolio                            .60%                      .03%             .63%
     Growth-Income Portfolio                              .53%                      .03%             .56%

   Davis Selected Advisers, L.P.
     Real Estate Portfolio                                .80%                      .12%             .92%
     Davis Venture Value Portfolio                        .71%                      .03%             .74%

   Federated Investors, Inc.
      Corporate Bond Portfolio                            .62%                      .09%             .71%
     Federated Value Portfolio                            .71%                      .06%             .77%
     Utility Portfolio                                    .75%                      .09%             .84%

   Goldman Sachs Asset Management/
   Goldman Sachs Asset Management International
     Asset Allocation Portfolio                           .58%                      .05%             .63%
     Global Bond Portfolio                                .69%                      .15%             .84%

   MFS Investment Management

     MFS Growth and Income Portfolio                      .70%                      .05%             .75%
     MFS Mid-Cap Growth Portfolio(2)                      .75%                      .42%            1.17%
     MFS Total Return Portfolio                           .66%                      .09%             .75%

   Morgan Stanley Asset Management

     International Diversified Equities Portfolio        1.00%                      .22%            1.22%
     Worldwide High Income Portfolio                     1.00%                      .12%            1.12%

   Putnam Investments

     Emerging Markets Portfolio(3)                       1.25%                      .65%            1.90%
     Putnam Growth Portfolio                              .76%                      .04%             .80%
     International Growth and Income Portfolio            .98%                      .23%            1.21%

   SunAmerica Asset Management Corp.
     Aggressive Growth Portfolio                          .70%                      .05%             .75%
     SunAmerica Balanced Portfolio                        .62%                      .04%             .66%
     Cash Management Portfolio                            .49%                      .04%             .53%
     "Dogs" of Wall Street Portfolio(3)                   .60%                      .07%             .67%
     High-Yield Bond Portfolio                            .62%                      .05%             .67%

--------------------


(1)  Other   expenses  are  based  on  the  expenses   outlined  in  the  funds'
     prospectuses.

(2) The expenses for this portfolio are annualized. The investment adviser has voluntarily agreed to waive fees or reimburse expenses, if necessary, to keep annual operating expenses of MFS Mid-Cap Growth Portfolio at or below 1.15% of its average net assets. For the fiscal year ended January 31, 2000, the amount voluntarily waived or reimbursed was $4,045.

(3) During the fiscal year ended January 31, 2000, the investment adviser recouped $75,700 in expenses from the Emerging Markets Portfolio and $1,193 in expenses from the "Dogs" of Wall Street Portfolio. If there had been no recoupment of expenses, the annual operating expenses would have been 1.77% for the Emerging Markets Portfolio. Because the amount of the recoupment from "Dogs" of Wall Street Portfolio was small, its annual operating expenses continued to be .67% after recoupment of expenses.

You should consider the impact of the Code. Federal Tax Considerations

Your purchase of, and transactions under, your policy may have tax consequences that you should consider before purchasing the policy. You may wish to consult a tax adviser. In general, the Life Insurance Proceeds will not be taxable income to the Beneficiary. You will not be taxed as your Account Value increases. Upon a distribution from your policy, however, you may be taxed on your Account Value increases.

--------------------------------------------------------------------------------

                         Purchasing a Polaris VUL Policy

--------------------------------------------------------------------------------

Applying for a Policy

To purchase a policy, you must complete an application and submit it to us. You must specify certain information in the application, including the Face Amount, the death benefit option, tax qualification option and supplemental benefits and riders, if any. We may also require information to determine if the Insured is an acceptable risk to us. We may require a medical examination of the Insured and ask for additional information.

Our age requirement for the Insured.

You may apply for a policy to cover a person who is younger than age 81. A newborn may be an Insured.

The minimum Face Amount.

The Face Amount must be at least:

o    $25,000 for Insureds age 17 and younger.

o    $50,000 for Insureds older than age 17.

We require a minimum initial premium.

You must pay a minimum initial premium in order for the policy to become effective or for us to issue the policy. You may pay the minimum initial premium when you submit the application or at a later date.

We will not issue a policy until we have accepted the application. We will accept an application if it meets our underwriting rules. We reserve the right to reject an application for any reason or to "rate" an Insured as a substandard risk. When your coverage will be effective.

Your policy will become effective after:

o We accept your application.

o We receive an initial premium payment in an amount we determine.

o We have completed our review of your application to our satisfaction.

Period to Examine and Cancel.

Your Right to Cancel the Policy

Once you receive your policy, you should read it carefully. You have the right to cancel the policy for any reason within the later of:

o    45 days after you sign Part I of the policy application; or

o 10 days after you receive the policy. If required by the state where you live, we will extend the 10 days to the number required by law.

This is your "period to examine and cancel."

Your right to cancel also applies to the amount of any requested increase in Face Amount. This does not apply to any increase in Face Amount under the Automatic Face Amount Increase Option.

How to cancel your policy.

You may cancel the policy by returning it to our Administrative Office or to our agent within the applicable time with a written request for cancellation. We will refund your premium payments. Thus, the amount we return will not reflect the returns of the subaccounts or the Guaranteed Account that you selected in your application.

Premium

The policy allows you to select the timing and amount of premium payments within limits. You should send premium payments to our Administrative Office.

All your premium payments must comply with our requirements.

Restrictions on Premium. We may not accept a premium payment:

o If it is less than $25.

o If the premium would cause the policy to fail to qualify as a life insurance contract as defined in Section 7702 of the Code. We will refund any portion of any premium that causes the policy to fail. In addition, we will monitor the policy and will attempt to notify you on a timely basis if a policy is in jeopardy of becoming a modified endowment contract under the Code.

o If the premium would increase the amount of our risk under your policy by an amount greater than that premium amount. In such cases, we may require satisfactory evidence of insurability before accepting that premium.

Types of premium payments.

Minimum Initial Premium. We will calculate the minimum initial premium. The amount is based on a number of factors, including the age, sex and rate class of the proposed Insured, the desired Face Amount and any supplemental benefits or riders applied for, and whether premium will be paid by pre-authorized checking.

We establish a minimum planned periodic premium.

Planned Periodic Premium. When you apply for a policy, you select a plan for paying level premium at specified intervals. The intervals may be monthly, quarterly, semi-annually or annually, for the life of the policy. Pre-authorized checking may be required for monthly payments. We will establish a minimum amount that may be used as the planned periodic premium.

You are not required to pay premium in accordance with this plan. Rather, you can pay more or less than the planned periodic premium or skip a planned periodic premium entirely. At any time you may request a change in the amount and frequency of planned periodic premium by sending a written notice to our Administrative Office.

Additional Premium.

Additional premium is premium other than planned premium. Additional premium may be paid in any amount and at any time subject to the Code and our restrictions on premium.

Depending on the Account Value at the time of an increase in the Face Amount and the amount of the increase requested, an additional premium may be needed to prevent your policy from terminating.

Paying premium may not ensure that your policy remains in force.

Effect of Premium Payments. In general, unless the no lapse provision is in effect, paying all planned periodic premium may not prevent your policy from lapsing. In addition, if you fail to pay any planned periodic premium, your policy will not necessarily lapse.

Your policy will lapse only when the Net Cash Surrender Value on a Monthly Anniversary is less than the amount of that date's monthly deduction. This could happen if the Net Cash Surrender Value has decreased because:

o of the negative return or insufficient return earned by one or more of the subaccounts or the Guaranteed Account you selected; or

o of any combination of the following -- you have Outstanding Loans, you have made partial withdrawals, we have deducted policy expenses, or you have made insufficient premium payments to offset the monthly deduction.

No lapse premium guarantee.

No Lapse Provision. In general, during the first five policy years, if you pay a sufficient amount of premium, your policy will not lapse even if your Net Cash Surrender Value is insufficient to pay the monthly deductions then due. You will be eligible for the no lapse premium guarantee if:

o You have not increased the Face Amount, except under the Automatic Face Amount Increase Option.

o You have not added any riders to your policy since it was issued.

o Your policy has not been reinstated.

o All your premium paid to date, reduced by any partial withdrawal and Outstanding Loan, are at least equal to the product of the minimum premium shown in your policy information section multiplied by the number of months that have elapsed since the Policy Date.

If you have requested a decrease in the Face Amount, we may not be able to accept any subsequent premium if such premium would cause the policy to fail to qualify as a life insurance contract under the Code. In this event, the no lapse provision will end.

Your policy will not terminate immediately upon your Account Value becoming insufficient.

Grace Period. Unless the no lapse provision is in effect, in order for insurance coverage to remain in force, the Net Cash Surrender Value on each Monthly Anniversary must be equal to or greater than the total monthly deductions to be charged on that Monthly Anniversary. If it is not, you have a Grace Period of 61 days during which the policy will continue in force. The Grace Period begins on the Monthly Anniversary that the Net Cash Surrender Value is less than the total monthly deductions then due. If we do not receive a sufficient premium before the end of the Grace Period, the policy will terminate without value.

We will send you a written notice within 30 days of the beginning of any Grace Period. The notice will state:

o A Grace Period of 61 days has begun.

How much you must pay to prevent your policy from terminating.

o The amount of premium required to prevent your policy from terminating. This amount is equal to the amount needed to increase the Net Cash Surrender Value sufficiently to cover total monthly deductions for the next three Monthly Anniversaries.

If the Insured dies during the Grace Period, we will still pay the Life Insurance Proceeds to the Beneficiary. The amount we pay will reflect a reduction for the unpaid monthly deductions due on or before the date of the Insured's death.

If your policy lapses with an Outstanding Loan, you may have taxable income.

Premium Allocations. In the application, you specify the percentage of Net Premium to be allocated to each subaccount and to the Guaranteed Account. However, until the period to examine and cancel expires, we invest this amount in the Money Market Subaccount. The first business day after this period expires, we will reallocate your Account Value in the Money Market Subaccount based on the premium allocation percentages in your application.

For subsequent premium, we will use the allocation percentages you specified in the application until you change them. You can change the allocation percentages at any time, by sending written notice to our Administrative Office. The change will apply to all premium received with or after your notice.

Allocation  Rules.   Your  allocation   instructions  must  meet  the  following
requirements:

o    Each allocation percentage must be a whole number; and

o Any allocation to a subaccount or to the Guaranteed Account must be at least 5% and the sum of your allocations must equal 100%.

Crediting Premium. Your initial Net Premium will be credited to your Account Value as of the Policy Date. On the first business day after the period to examine and cancel expires, we will allocate it in accordance with your allocation percentages. We will credit and invest subsequent Net Premium on the date we receive the premium or notice of deposit at our Administrative Office.

If any premium requires us to accept additional risk, we may allocate this amount to the Money Market Subaccount until we complete our underwriting.

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                             The Investment Options

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You may allocate your Account Value to:

o the subaccounts (which invest in the variable investment options offered under the policy); or

o    the Guaranteed Account.

Variable Investment Options

Under the policy, you may currently allocate your Account Value to any of the available subaccounts. Each subaccount invests in a distinct portfolio of the Anchor Series Trust or the SunAmerica Series Trust. SunAmerica Asset Management Corp., an affiliate of ours, is the investment adviser to the Anchor Series Trust and SunAmerica Series Trust. These portfolios operate similarly to a mutual fund but are only available through the purchase of certain insurance contracts.

These portfolios may serve as the underlying investment vehicles for other variable insurance contracts issued by us and other affiliated/unaffiliated insurance companies. We do not believe that offering these portfolios in this manner is disadvantageous to you. The Trusts' management monitors the portfolios for any conflicts among contract owners.

Anchor Series Trust

Wellington Management Company, LLP serves as subadviser to the Anchor Series Trust. Anchor Series Trust has additional portfolios that are not available for allocations under your policy. The investment objectives of the available portfolios are set forth below.

Portfolios managed by Wellington Management Company, LLP

The Capital Appreciation Portfolio seeks long-term capital appreciation. This portfolio invests primarily in growth equity securities that are widely diversified by industry and company.

The Government and Quality Bond Portfolio seeks relatively high current income, liquidity and security of principal. This portfolio invests in obligations issued, guaranteed or insured by the U.S. Government, its agencies or instrumentalities and in investment grade corporate debt securities.

The Growth Portfolio seeks capital appreciation primarily through investments in core equity securities that are widely diversified by industry and company.

The Natural Resources Portfolio seeks a total return in excess of the U.S. rate of inflation as represented by the Consumer Price Index. This portfolio invests primarily in equity securities of U.S. or foreign companies that are expected to provide favorable returns in periods of rising inflation.

SunAmerica Series Trust

Various subadvisers provide investment advice to the SunAmerica Series Trust. SunAmerica Series Trust has additional portfolios that are not available for allocations under your policy. The investment objectives and subadvisers of the available portfolios are set forth below.

Portfolios managed by Alliance Capital Management L.P.

The Global Equities Portfolio seeks long-term growth of capital by investing primarily in common stocks or securities with common stock characteristics of U.S. and foreign issuers that demonstrate the potential for appreciation and by engaging in transactions in foreign currencies.

The Alliance Growth Portfolio seeks long-term growth of capital by investing primarily in equity securities of a limited number of large, carefully selected high quality U.S. companies that are judged likely to achieve superior earnings.

The Growth-Income Portfolio seeks growth of capital and income by investing primarily in common stocks or securities that demonstrate the potential for appreciation and/or dividends.

Portfolios managed by Davis Selected Advisers, L.P.

The Davis Venture Value Portfolio seeks growth of capital by investing primarily in common stocks of companies with market capitalizations of at least $5 billion.

The Real Estate Portfolio seeks total return through a combination of growth and income by investment primarily in securities of companies principally engaged in or related to the real estate industry or that own significant real estate assets or primarily invest in real estate instruments.

Portfolios managed by Federated Investors, Inc.

The Corporate Bond Portfolio seeks high total return with only moderate price risk by investing primarily in investment grade fixed income securities.

The  Utility   Portfolio   seeks  high  current  income  and  moderate   capital
appreciation by investing primarily in the equity and debt securities of utility companies.

The Federated Value Portfolio seeks growth of capital and income by investing primarily in the securities of high quality companies.

Portfolios managed by Goldman Sachs Asset Management/Goldman Sachs Asset Management International

The Asset Allocation Portfolio seeks high total return (including income and capital gains) consistent with preservation of capital over the long-term by investing in a diversified portfolio that may include common stocks and other securities having common stock characteristics, bonds and other intermediate and long-term fixed income securities and money market instruments.

The Global Bond Portfolio seeks high total return, emphasizing current income and, to a lesser extent, providing opportunities for capital appreciation, by investing in high quality fixed income securities of U.S. and foreign issuers and transactions in foreign currencies.

Portfolios managed by MFS Investment Management

The MFS Growth and Income Portfolio seeks reasonable current income and long-term growth of capital and income by investing primarily in equity securities.

The MFS Total Return Portfolio seeks reasonable current income, long-term capital growth and conservation of capital by investing primarily in common stocks and fixed income securities with an emphasis on income-producing securities that appear to have some potential for capital enhancement.

The MFS Mid-Cap Growth Portfolio seeks long term growth of capital by investing primarily in equity securities of medium- sized companies, generally with market capitalizations between $1 billion and $5 billion, that its subadviser believes have above- average growth potential.

Portfolios managed by Morgan Stanley Asset Management

The International Diversified Equities Portfolio seeks long-term capital appreciation by investing (in accordance with country and sector weightings determined by its subadviser) in common stocks of foreign issuers that, in the aggregate, replicate broad country and sector indices.

The Worldwide High Income Portfolio seeks high current income and, secondarily, capital appreciation, by investing primarily in a portfolio of high-yielding fixed income securities of issuers located throughout the world.

Portfolios managed by Putnam Investments

The Emerging Markets Portfolio seeks long-term capital appreciation by investing primarily in the common stocks and other equity securities of companies that its subadviser believes have above-average growth prospects primarily in emerging markets outside the United States.

The Putnam Growth Portfolio seeks long-term growth of capital by investing primarily in common stocks or securities with common stock characteristics that its subadviser believes have above-average growth prospects.

The International Growth and Income Portfolio seeks growth of capital with current income as a secondary objective by investing primarily in common stocks traded on markets outside the United States.

Portfolios managed by SunAmerica Asset Management Corp.

The  Aggressive  Growth  Portfolio  seeks  capital   appreciation  by  investing
primarily in equity securities of high growth companies including small and mid growth companies with market capitalizations of $1.5 billion to $10 billion.

The SunAmerica Balanced Portfolio seeks to conserve principal by maintaining, at all times, a balanced portfolio of stocks and bonds with at least 25% invested in fixed income securities.

The Cash Management Portfolio seeks high current yield while preserving capital by investing in a diversified selection of money market instruments. The portfolio does not seek to maintain a stable net asset value of $1.00.

The "Dogs" of Wall Street Portfolio seeks total return (including capital appreciation and current income) by investing in thirty high dividend yielding common stocks from the Dow Jones Industrial Average and the broader market.

The High-Yield Bond Portfolio seeks high current income and, secondarily seeks capital appreciation, by investing primarily in intermediate and long-term corporate obligations, with emphasis on higher-yielding, higher-risk, lower-rated or unrated securities with a primary focus on "B" rated high-yield bonds.

Guaranteed Investment Option

The various advisers may compensate us for providing administrative services in connection with the portfolios that are available under the policy. Such compensation is paid from the advisers' assets.

Under the policy, you may currently allocate your Account Value to the Guaranteed Account. In addition, if you request a loan, we will allocate part of your Account Value to the Loan Account, which is part of the Guaranteed Account.

We treat each allocation and transfer separately for purposes of crediting interest and making deductions from the Guaranteed Account.

Interest Credited On the Guaranteed Account. All of your Account Value held in the Guaranteed Account will earn interest at a rate we determine in our sole discretion. This rate will never be less than an effective rate of 4% per year compounded annually. The Loan Account portion of your Account Value may earn a different interest rate than the remaining portion of your Account Value in the Guaranteed Account.

Deductions from the Guaranteed Account. We will deduct any transfers, partial withdrawals and policy expenses from the Guaranteed Account and the subaccounts on a pro rata basis, unless you tell us otherwise. No portion of the Loan Account may be used for this purpose.

We treat amounts transferred from the Loan Account to the remaining portion of the Guaranteed Account as a new allocation to the Guaranteed Account. We will credit this transfer with interest at the rate then in effect for Guaranteed Account allocations.

Payments from the Guaranteed Account. If we must pay any part of the proceeds for a loan, partial withdrawal or surrender from the Guaranteed Account, we may defer payment for up to six months from the date we receive the written request. If we defer payment from the Guaranteed Account for 30 days or more, we will pay interest on the amount we deferred at an effective rate of 4% per year, compounded annually, until we make payment.

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                          Investing Your Account Value

--------------------------------------------------------------------------------


The policy allows you to choose how to invest your Account Value. Your Account Value will increase or decrease based on:

o The returns earned by the subaccounts you select.

o Interest credited on amounts allocated to the Guaranteed Account.

We will determine your policy benefits based upon your Account Value. If your Account Value is insufficient, your policy may terminate. If the Net Cash Surrender Value on a Monthly Anniversary is less than the amount of that date's monthly deduction, the policy will lapse and a Grace Period will begin.

Determining the Account Value

On the Policy Date, your Account Value is equal to your initial Net Premium. If the Policy Date and the Issue Date are the same day, the Account Value is equal to your initial premium, less the premium expenses and monthly deduction we deduct.

On each Valuation Date thereafter, your Account Value is equal to:

o    that portion of your Account Value held in the subaccounts, plus

o    that portion of your Account Value held in the Guaranteed Account.

Your Account Value will reflect:

o    the premium you pay;

o    the returns earned by the subaccounts you select;

o    the interest credited on amounts allocated to the Guaranteed Account;

o    any loans or partial withdrawals; and

o    the policy charges and expenses we deduct.

Account Value in the Subaccounts. We measure your Account Value in the subaccounts by the value of the subaccounts' accumulation units we credit to your policy. When you allocate premium or transfer part of your Account Value to a subaccount, we credit your policy with accumulation units in that subaccount. The number of accumulation units equals the amount allocated to the subaccount divided by that subaccount's accumulation unit value for the Valuation Date when the allocation is effected.

The number of subaccount accumulation units we credit to your policy will:

o increase when Net Premium is allocated to the subaccount, amounts are transferred to the subaccount, and loan repayments are credited to the subaccount.

o decrease when the allocated portion of the monthly deduction is taken from the subaccount, a policy loan is taken from the subaccount, an amount is transferred from the subaccount, or a partial withdrawal, including the partial withdrawal charge, is taken from the subaccount.

Accumulation Unit Values. A subaccount's accumulation unit value varies to reflect the return of the portfolio and may increase or decrease from one Valuation Date to the next. We arbitrarily set the accumulation unit value for each subaccount at $10 when the subaccount was established. Thereafter, the accumulation unit value equals the accumulation unit value for the prior Valuation Period multiplied by the net investment factor for the current Valuation Period.

Net Investment Factor. The net investment factor is an index we use to measure the investment return earned by a subaccount during a Valuation Period. It is based on the change in net asset value of the portfolio shares held by the subaccount and reflects any dividend or capital gain distributions on the portfolio shares and the deduction of the daily mortality and expense risk charge.

Guaranteed Account Value. On any Valuation Date, the Guaranteed Account portion of your Account Value equals:

o    the total of all Net Premium, allocated to the Guaranteed Account, plus

o    any amounts transferred to the Guaranteed Account, plus

o    interest   credited  on  the  amounts  allocated  and  transferred  to  the
     Guaranteed Account, less

o    the amount of any transfers from the Guaranteed Account, less

o the amount of any partial withdrawals, including the partial withdrawal charge, taken from the Guaranteed Account, less

o the allocated portion of the monthly deductions, if any, deducted from the Guaranteed Account, plus

o    the amount of the Loan Account.

If you take a policy loan, we transfer the amount of the loan to the Loan Account. The value of your Loan Account includes transfers to and from the Loan Account as you take and repay loans and interest charged and credited on the Loan Account.

Transfers

You may transfer Account Value among the subaccounts and to and from the Guaranteed Account after the period to examine and cancel. All transfer requests, except for those made under the dollar cost averaging, automatic rebalancing and systematic withdrawal programs, must satisfy the following requirements:

o Minimum amount of transfer -- You must transfer at least $250 or the balance in the subaccount or the Guaranteed Account, if less;

o Form of transfer request -- You must make a written request unless you have established prior authorization to make telephone transfers or by other means we make available;

o Transfers from the Guaranteed Account -- The maximum you may transfer in a policy year is equal to 25% of your Account Value in the Guaranteed Account (not including the Loan Account) on the most recent policy anniversary reduced by all prior partial withdrawals and transfers taken from the Guaranteed Account during that policy year.

Date We Process Your Transfer Request. We must receive your transfer request at our Administrative Office. We process transfers on the same date we receive your transfer request assuming the New York Stock Exchange is open for trading. The transfer will be made at the price next computed after we receive your transfer request. We may, however, defer transfers under the same conditions as described under "Other Policy Provisions - When Proceeds Are Paid."

Number of Permitted Transfers/Transfer Charge. We do not currently limit the number of transfers you may make. However, for each transfer in excess of 12 during a policy year, we will assess a $25 transfer charge. All transfers processed on the same business day will count as one transfer for purposes of determining the number of transfers you have made in a policy year. Transfers in connection with the dollar cost averaging and automatic rebalancing features will not count against the 12 free transfers in a policy year. We reserve the right to increase the number of free transfers allowed in any policy year.

Telephone Transfers. If you have completed an authorization form allowing telephone transfers, you may request transfers by telephone. We confirm all telephone transfers in writing. You should review all confirmations to determine if there have been any unauthorized transfers.

We will use reasonable procedures to confirm that telephone transfer requests are genuine. We will not be liable for any loss due to unauthorized or fraudulent instructions.

We reserve the right to suspend telephone transfer privileges at any time.

Dollar Cost Averaging (DCA)

Dollar cost averaging is a systematic method of investing at regular intervals. By investing at regular intervals, the cost of the securities is averaged over time and perhaps over various market cycles.

If you select this program, we will automatically transfer monthly a portion of your Account Value. Unless you tell us otherwise, we will allocate the transfer as you have specified in your most current premium allocation instructions. However, not less than 5% may be allocated to any subaccount or to the Guaranteed Account. You may instruct us to make the transfers from any subaccount or the Guaranteed Account so long as the Account Value in that investment option is initially at least $2,000. There is no charge for this program.

Dollar Cost Averaging From the Guaranteed Account with Six Month Bonus Rate. We may make available a six-month bonus interest rate if you use the dollar cost averaging feature from the Guaranteed Account. For the bonus interest rate to apply, you must make an initial premium payment of at least $2,000. We will credit the Net Premium to the 6-month DCA Guaranteed Account. This dollar cost averaging option must be elected at the time of application and only applies to the initial premium payment. We will transfer monthly one-sixth of your Account Value in the 6-month DCA Guaranteed Account over a period of six months. The sixth transfer from the 6-month DCA Guaranteed Account will include interest earnings for the six- month period.

During this period, we may credit an interest rate in addition to the interest rate that we are crediting on allocations or transfers to the Guaranteed Account at that time. Additional amounts may not be allocated to the 6-month DCA Guaranteed Account.

If you terminate the dollar cost averaging while your Account Value includes amounts in the 6-month DCA Guaranteed Account, we will transfer that amount to the Guaranteed Account. It will earn interest at the current rate we are crediting on allocations or transfers to the Guaranteed Account.

We reserve the right to establish dollar cost averaging transfer limits, to restrict the subaccounts from which dollar cost averaging transfers may be made, and to eliminate this option all together.

Processing Your Automatic DCA Transfers. We will begin to process your automatic transfers:

o On the first Monthly Anniversary following the end of the period to examine and cancel if you request the automatic DCA transfers when you apply for your policy.

o On the second Monthly Anniversary following the receipt of your request at our Administrative Office if you elect the option after you applied for the policy.

We will stop processing automatic DCA transfers if:

o The funds in the transferring subaccount or the Guaranteed Account have been depleted;

o We receive your written request at our Administrative Office to cancel future transfers;

o    We receive notification of death of the Insured; or

o Your policy goes into a Grace Period.

Dollar cost averaging may lessen the impact of market fluctuations on your investment. Using dollar cost averaging does not guarantee investment gains or protect against loss in a declining market.

Automatic Rebalancing

We may offer an automatic rebalancing program that rebalances your Account Value to match your allocation instructions.

This program is offered because the Account Value in the Guaranteed Account and the subaccounts will accumulate at different rates as a result of different investment returns. Automatic rebalancing will reset your Account Value in the Guaranteed Account and the subaccounts to your most recent allocation instructions. You may elect the frequency (monthly, quarterly, semi-annually, or annually) as measured from the policy anniversary. On the appropriate day, we will rebalance your Account Value by reallocating it according to your most recent allocation instructions.

Transfers resulting from automatic rebalancing will not be counted against your free transfers.

We reserve the right to suspend or modify automatic rebalancing or to charge an administrative fee for excessive election or allocation changes. Automatic rebalancing is not available if the Grace Period has commenced.

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                                  Death Benefit

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Life Insurance Proceeds

During the policy term, we will pay the Life Insurance Proceeds to the Beneficiary after the Insured's death. To make payment, we must receive at our Administrative Office:

o    satisfactory proof of the Insured's death; and

o    the policy.

The Beneficiary may receive the Life Insurance Proceeds in one lump sum or under any available payment option.

Payment of Life Insurance Proceeds. We will pay the Life Insurance Proceeds generally within seven days after we receive the required information. We will pay the Life Insurance Proceeds to the Beneficiary in one lump sum or, if elected, under an available payment option. Payment of the Life Insurance Proceeds may also be affected by other provisions of the policy.

We will pay interest on the Life Insurance Proceeds from the date of the Insured's death to the date of payment as required by applicable state law.

Amount of Life Insurance Proceeds. We will determine the Life Insurance Proceeds as of the date of the Insured's death. The Life Insurance Proceeds will depend on the tax qualification option that you select and will equal:

o the amount of the Death Benefit determined according to the death benefit option selected; plus

o    any other benefits then due from riders to the policy; minus

o    the Outstanding Loan, if any, minus

o    any overdue monthly deductions if the Insured dies during a Grace Period.


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Death Benefit Options

You may select from two death benefit options.

     Level Death Benefit Option.

o    Level Death Benefit Option

The Death Benefit will be the greater of:

     (1)  Face Amount; or

     (2) Account Value at date of death multiplied by the appropriate minimum death benefit factor

This death benefit option should be considered if you want to minimize your cost of insurance.

     Variable Death Benefit Option.

o    Variable Death Benefit Option

     The Death Benefit will be the greater of:

     (1)  Face Amount plus Account Value; or

     (2) Account Value at date of death multiplied by the appropriate minimum death benefit factor.

     This death benefit option should be considered if you want your Death Benefit to vary with your Account Value.

Tax Qualification Options.

Section 7702 of the Code provides alternative testing procedures for meeting the definition of life insurance. Each policy must qualify under one of these two tests and you may select the test we use for ensuring your policy meets the definition of life insurance.

For both tests under Section 7702, there is a minimum Death Benefit required at all times. This is equal to the Account Value multiplied by the appropriate minimum death benefit factor. These factors depend on the tax qualification option and will be based on the Attained Age and sex of the Insured. A table of the applicable factors is located in your policy.

The two tax qualification options are:

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Guideline Premium/Cash Value Corridor Test.

o    Guideline Premium/Cash Value Corridor Test.

Cash Value Accumulation Test.

o Cash Value Accumulation Test. This tax qualification option should be considered if you want to maximize the premium permitted for your policy.

Once you have selected the tax qualification option for your policy, it may not be changed.

Changes in Death Benefit Options

At any time after the first policy anniversary while your policy is in force, you may request a change in death benefit option. How to request a change.

You may change your death benefit option by providing your agent with a written request or by writing to us at our Administrative Office. We may require that you submit satisfactory evidence of insurability to us.

If you request a change from the Level Death Benefit Option to the Variable Death Benefit Option, we will decrease the Face Amount by an amount equal to your Account Value on the date the change takes effect. However, we will not allow such a change if it would reduce the Face Amount below the minimum Face Amount. This change will also cancel all future Face Amount increases under the Automatic Face Amount Increase Option.

If you request a change from the Variable Death Benefit Option to the Level Death Benefit Option, we will increase the Face Amount by an amount equal to your Account Value on the date the change takes effect. Such decreases and increases in the Face Amount are made so that the Death Benefit remains the same on the date the change takes effect.

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Once a change is approved, we will issue new policy information pages and attach a copy of your application for change. The change will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. We reserve the right to decline to make any changes that we determine would cause the policy to fail to qualify as life insurance under our interpretation of the Code.

Changes in Face Amount

When you apply for a policy, you may select the Automatic Face Amount Increase Option. In addition, you may request a change in the Face Amount at any time after the first policy anniversary while the policy is in force. We will not make a change in Face Amount that causes your policy to fail to qualify as life insurance under the Code.

Automatic Face Amount Increase Option. Under the Automatic Face Amount Increase Option, the Face Amount will be automatically increased on specified policy anniversaries up to a maximum total for all increases that is twice the initial Face Amount. You may select the Automatic Face Amount Increase Option only if you also select the Level Death Benefit Option. When you select this option, you must specify:

o the policy anniversaries on which the Face Amount increase will begin. The increase must begin no later than the tenth policy anniversary.

o the amount of increase, which may be no less than 1% and no more than 6% of the initial Face Amount.

You may elect to cancel the automatic increase. If you do so, we will cancel all future increases. We require at least 30 days written notice before the effective date of an increase. In addition, any request to decrease the Face Amount or change from the Level Death Benefit Option to the Variable Death Benefit Option will cancel all future automatic increases.

Increases in Face Amount. Any request for an increase:

o Must be made after the first policy anniversary.

o Must be for at least $10,000.

o May not be requested more than once each policy year.

o May not be requested after the Insured's Attained Age 85.

A written application must be submitted to our Administrative Office along with satisfactory evidence of insurability. You must return the policy so we can amend it to reflect the increase. The requested increase in Face Amount will become effective on the Monthly Anniversary on or next following the date the increase is approved and the Account Value will be adjusted to the extent necessary to reflect a monthly deduction as of the effective date of the increase in Face Amount.

Decreases in Face Amount. Any request for a decrease:

o Must be made after the first policy anniversary.

o Must be for at least $5,000.

o Must not cause the Face Amount after the decrease to be less than the minimum Face Amount at which we would issue a policy.

During the second through the fifth policy years, you may decrease the Face Amount by up to 25% of the initial Face Amount each policy year. The decreases may be cumulative. If the Face Amount is decreased during the first 10 policy years or within 10 policy years of an increase in Face Amount, a surrender charge will be applicable.

Consequences of a Change in Face Amount. Both requested increases and decreases in Face Amount may impact the surrender charge. In addition, a requested increase or decrease in Face Amount may impact the status of the policy as a modified endowment contract. An increase in Face Amount, other than as a result of a scheduled automatic increase, and a decrease in Face Amount, will cause the termination of the policy's no lapse provision. A decrease in the Face Amount will also cancel the Automatic Face Amount Increase Option.

Changes in Owner or Beneficiary

While the Insured is living, you may request a change in the owner or Beneficiary. The change will take effect on the date you sign the notice, but will not apply to any payment we make or other action we take before we receive the notice.

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                     Cash Benefits During the Insured's Life

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During  the life of the  Insured,  your  policy has cash  benefits  that you may access within limits by taking loans or making a partial withdrawal or surrender.

Policy Loans

You may request a loan against your policy at any time while the policy has a Net Cash Surrender Value. We limit the minimum and maximum amount of a loan you may take as follows:

o    Maximum Loan Amount

(l) During the first policy year, you may take a loan so long as the Outstanding Loan (including the loan at issue) does not exceed 50% of the Cash Surrender Value.

(2)  After the first policy year, the maximum loan amount you may take is:

     (a)  Your Net Cash Surrender Value, less

     (b) Loan interest to the next policy anniversary on the loan amount you are currently requesting , less

     (c) The amount we calculate for the monthly deductions for each Monthly Anniversary up to the next policy anniversary.

o    Minimum Loan Amount -- $500. How to request a loan.

You must submit a written request for a loan to the Administrative Office. Policy loans will be processed as of the date we receive the request at our Administrative Office. Loan proceeds generally will be sent to you within seven days.

Interest. We charge interest daily on any Outstanding Loan at a declared annual rate not in excess of 8%. The maximum net cost (the difference between the rate of interest we charge on policy loans and the amount we credit on the equivalent amount held in the Loan Account) of a loan is 2% per year . Currently, after the tenth policy anniversary, the net cost is 0.25%. Interest is due and payable at the end of each policy year while a policy loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the Outstanding Loan.

Loan Account. You may direct us to take an amount equal to the loan proceeds and any amount attributed to unpaid interest from any subaccount or from the Guaranteed Account. Otherwise, we will withdraw this amount from each subaccount and Guaranteed Account on a pro rata basis. We transfer this amount to the Loan Account in the Guaranteed Account.

When a loan is repaid, an amount equal to the repayment will be transferred from the Loan Account to the subaccounts and Guaranteed Account in accordance with your premium allocation percentages in effect at the time of repayment.

Effect of Policy Loan. A policy loan, whether or not repaid, will have a permanent effect on the Life Insurance Proceeds and Account Value because the investment results of the subaccounts and current interest rates credited to the Guaranteed Account will apply only to the non-loaned portion of the Account Value. The longer the loan is outstanding, the greater this effect is likely to be. Depending on the investment results of the subaccounts or credited interest rates for the Guaranteed Account while the policy loan is outstanding, the effect could be favorable or unfavorable.

In addition, loans from modified endowment contracts may be treated for tax purposes as distributions of income.

If  the  Life  Insurance   Proceeds  become  payable  while  a  policy  loan  is
outstanding, the Outstanding Loan will be deducted in calculating the Life Insurance Proceeds.

If the Outstanding Loan exceeds the Net Cash Surrender Value on any Monthly Anniversary, the policy will lapse. We will send you, and any assignee of record, notice of the lapse. The notice will specify the amount that must be repaid to prevent termination. You will have the opportunity during the Grace Period to submit sufficient payment to avoid termination.

Outstanding Loan. The Outstanding Loan on a Valuation Date equals:

o All policy loans that have not been repaid (including past due unpaid interest added to the loan), plus

o    accrued interest not yet due.

Loan Repayment. You may repay all or part of your Outstanding Loan at any time while the Insured is living and the policy is in force. Loan repayments must be sent to our Administrative Office and will be credited as of the date received. You must indicate that the amount paid is for a loan repayment.

Partial Withdrawals

Requirements for Partial Withdrawals.

You may request a partial withdrawal at any time after the first policy anniversary. Currently, we limit the number of partial withdrawals to four each policy year. This does not include withdrawals made as part of the systematic withdrawal program. We may limit the minimum and maximum amount of withdrawals.

o Maximum Partial Withdrawal Amount - your policy's Net Cash Surrender Value except that the withdrawal may not cause the Face Amount to be less than the required minimum Face Amount.

o Minimum Partial Withdrawal Amount - $250. This limit does not apply to withdrawals under the systematic withdrawal program.

o Maximum Partial Withdrawal From the Guaranteed Account - during any policy year you may only withdraw from the Guaranteed Account 25% of your Account Value in the Guaranteed Account (not including the Loan Account) on the most recent policy anniversary reduced by all prior partial withdrawals and transfers from the Guaranteed Account during that policy year.

o Maximum Partial Withdrawal From the Guaranteed Account If You Are a Participant in the Systematic Withdrawal Program - under this circumstance during any policy year you may only withdraw the greater of:

(1) 25% of your Account Value in the Guaranteed Account (not including the Loan Account) on the most recent policy anniversary reduced by all prior partial withdrawals and transfers from the Guaranteed Account during that policy year; or

(2) The maximum amount you may have withdrawn from the Guaranteed Account in any of the prior policy years.

How to request a partial withdrawal.

You must submit a written request to our Administrative Office. We will reduce your Account Value by the partial withdrawal amount plus any applicable charges. When you request a partial withdrawal, you may direct us to take the requested amount from any subaccount or from the Guaranteed Account. If you do not direct us or if the Account Value in the subaccount or Guaranteed Account is insufficient to withdraw the amount requested, we will withdraw all or the difference from the remaining subaccounts on a pro rata basis.

We will process partial withdrawal requests at the price next computed after we receive your written request at our Administrative Office. We will generally pay partial withdrawals within seven days.

Expenses for Partial Withdrawal. During the first ten policy years or for the ten policy years following a requested increase in Face Amount, we will deduct the applicable surrender charge on a partial withdrawal. This charge will be deducted from your Account Value along with the amount requested to be withdrawn and will be considered part of the partial withdrawal (together, the "partial withdrawal amount"). Currently, we do not assess a processing fee for partial withdrawals. However, we reserve the right to assess a $25 processing charge for each withdrawal.

Effect of Partial Withdrawal on your Face Amount. The Face Amount of your policy will also be reduced by the partial withdrawal amount if you selected the Level Death Benefit Option.

We will reduce the Face Amount by the amount of the partial withdrawal in the following order:

(1) The most recent increase in the Face Amount, if any, will be reduced first.

(2) The next most recent increases in the Face Amount, if any, will then be successively decreased.

(3)  The initial Face Amount will then be decreased.

No partial withdrawal may be made that would reduce the Face Amount below the minimum Face Amount.

Partial withdrawals from your policy may have tax consequences.

Systematic Withdrawal Program

You may access your Account Value by electing the systematic withdrawal program. This program allows you to automatically receive payments on a monthly, quarterly, semi-annual or annual basis. You may request to participate in the systematic withdrawal program at any time after the first policy anniversary.

You have the option to switch to borrowing from your Account Value once a specified amount of withdrawals has been reached. You may also elect to borrow the interest due on your outstanding loan balance in order to continue to receive a steady stream of income. Loans taken under this program are not subject to the minimum loan amount.

Some withdrawals or loans may be taxable.

Surrendering the Policy for Net Cash Surrender Value

You may surrender your policy at any time for its Net Cash Surrender Value by submitting a written request to our Administrative Office. We will require the return of the policy. A surrender charge may apply. We will process a surrender request as of the date we receive your written request and all required documents. Your surrender request generally will be paid within seven days. The Net Cash Surrender Value may be taken in one sum or it may be applied to a payment option. Your policy will terminate and cease to be in force if it is surrendered and no Life Insurance Proceeds will be payable. Your policy cannot later be reinstated.

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                          Payment Options for Benefits

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We offer a wide variety of optional ways of receiving proceeds payable under the policy, such as upon surrender or death, other than in a lump sum. Any agent authorized to sell this policy can explain these options upon request. None of these options vary with the investment performance of the Variable Account because they are all forms of guaranteed benefit payments.

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                             Expenses of the Policy

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Periodically,  we will deduct  expenses  related to your policy.  We will deduct these:

o    from premium, Account Value and from subaccount assets; and

o    upon certain transactions.

The amount of these expenses are described in your policy as either guaranteed or current. We will never charge more than the guaranteed amount. We may in our discretion deduct expenses on a current basis that is less than the guaranteed amount.

Deductions From Premium

We will deduct up to a maximum of 8% from each premium payment to provide for state premium taxes, DAC taxes and for other expenses associated with acquiring and servicing a policy. Currently, the deduction is 5% for the first ten policy years and 3% thereafter.

Monthly Deductions From Account Value

On the Policy Date and each Monthly Anniversary thereafter, we make a deduction from the Account Value. The amount deducted on the Issue Date is for the Policy Date and any Monthly Anniversaries that have elapsed since the Policy Date. For this purpose, the Policy Date is treated as a Monthly Anniversary.

On each Monthly Anniversary we will deduct charges for:

o The administration of your policy.

o The acquisition and underwriting costs of your policy.

o The cost of insurance for your policy.

o The cost of any supplemental benefits or riders.

Subject to our approval, you may request us to take the monthly deductions from your Account Value allocated to the Guaranteed Account (not including the Loan Account) or specified subaccount. Otherwise, we will take the monthly deductions from each subaccount and the Guaranteed Account on a pro rata basis.

Administrative Charge. This charge compensates us for administrative expenses associated with the policy and the Variable Account. These expenses relate to premium billing and collection, record keeping, processing claims, policy loans, policy changes, reporting and overhead costs, processing applications and establishing policy records. This charge will be no more than $15 per month. Currently, after the fifth policy year the charge is $7.50 per month.

Acquisition Charge. We will make a deduction from your Account Value for expenses associated with the acquisition and underwriting costs to issue your policy. This charge will vary based on the Insured's age, sex and rate class. We deduct an amount per $1,000 of Face Amount as shown in Appendix A. The charge is assessed for the first five policy years and, if you request an increase in the Face Amount, for the first five years following that increased Face Amount.

Cost of Insurance Charge. This charge compensates us for providing insurance coverage. The charge depends on a number of factors, such as Attained Age, sex and rate class of the Insured, and therefore will vary from policy to policy and from month to month. For any policy the cost of insurance on a Monthly Anniversary is calculated by multiplying the cost of insurance rate for the Insured by the net amount at risk under the policy on that Monthly Anniversary.

Net Amount at Risk.

If the Death Benefit is equal to the Face Amount, or the Face Amount plus Account Value, then the net amount at risk is calculated as (a) minus (b) where:

(a) is the current Death Benefit at the beginning of the policy month divided by 1.0032737; and

(b) is the current total Account Value.

If the Death Benefit is equal to the Account Value multiplied by the appropriate minimum death benefit factor, then the net amount at risk is calculated as (a) minus (b) where:

(a)  is the current Death Benefit at the beginning of the policy month; and

(b)  is the current total Account Value

Rate Classes for Insureds. We currently rate Insureds in one of the following basic rate classifications based on our underwriting:

o    preferred nonsmoker;

o    standard plus nonsmoker;

o    standard nonsmoker;

o    smoker;

o    substandard for those involving a higher mortality risk.

We place the Insured in a rate class when we issue the policy based on our underwriting determination. This original rate class applies to the initial Face Amount, as well as subsequent automatic increases in Face Amount under the Automatic Face Amount Increase Option under the policy. When an increase in Face Amount is requested, we conduct underwriting before approving the increase (except as noted below) to determine whether a different rate class will apply to the increase. If the rate class for the increase has lower guaranteed cost of insurance rates than the original rate class, the rate class for the increase also will be applied to the initial Face Amount. If the rate class for the increase has higher guaranteed cost of insurance rates than the original rate class, the rate class for the increase will apply only to the increase in Face Amount and the original rate class will continue to apply to the initial Face Amount and to automatic increases in the Face Amount.

If there have been requested increases in the Face Amount, we may use different cost of insurance rates for the requested increased portions of the Face Amount. For purposes of calculating the cost of insurance charge after the Face Amount has been increased, the Account Value will be applied to the initial Face Amount first and then to any subsequent requested increases in Face Amount. If at the time an increase is requested, the Account Value exceeds the initial Face Amount (or any subsequently increased Face Amount) divided by 1.0032737, the excess will then be applied to the subsequent increase in Face Amount in the sequence of the increases.

In order to maintain the policy in compliance with Section 7702 of the Code, under certain circumstances, an increase in Account Value will cause an automatic increase in the Death Benefit. The Attained Age and rate class for such requested increase will be the same as that used for the most recent increase in Face Amount (that has not been eliminated through a subsequent decrease in Face Amount).

The guaranteed cost of insurance charges at any given time for a substandard policy with flat extra charges will be based on the guaranteed maximum cost of insurance rate for the policy (including table rating multiples, if applicable), the then current net amount at risk, plus the actual dollar amount of the flat extra charge.

Our current cost of insurance rates may be less than the guaranteed rates. Our current cost of insurance rates will be determined based on our expectations as to future mortality, investment, expense and persistency experience. These rates may change from time to time. In our discretion, the current charge may be increased in any amount up to the maximum guaranteed charge shown in the table.

Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker rate class are generally lower than rates for an Insured of the same age and sex in a smoker rate class. Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker or smoker rate class are generally lower than rates for an Insured of the same age and sex and smoking status in a substandard rate class.

Legal Considerations Relating to Sex-Distinct Premium and Benefits. Mortality tables for the policy generally distinguish between males and females. Thus, premium and benefits under the policy covering males and females of the same age will generally differ.

We may also offer the policy based on unisex mortality tables if required by state law. Employers and employee organizations considering the purchase of a policy should consult their legal advisers to determine whether purchase of a policy based on sex- distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, we may offer the policy with unisex mortality tables to such prospective purchasers.

Deduction From Variable Account Assets

Mortality and Expense Risk Charge. We deduct a daily charge from the net assets in the subaccounts for assuming certain mortality and expense risks under the policy. This charge does not apply to the amounts you allocate to the Guaranteed Account. Currently, we charge an annual rate of 0.75% of the subaccount assets for the first 10 policy years and 0.25% thereafter. The guaranteed charge is at an annual rate of 0.90%. Although the charge may be increased or decreased in our sole discretion, it is guaranteed not to exceed an annual rate of 0.90% of your Account Value in the subaccounts for the duration of a policy.

The mortality risk we assume is that the Insured under a policy may die sooner than anticipated and, therefore, we will pay an aggregate amount of Life Insurance Proceeds greater than anticipated. The expense risk we assume is that expenses incurred in issuing and administering all policies and the Variable Account will exceed the amounts realized from the administrative charges assessed against all policies.

Deductions Upon Policy Transactions

Transfer Charge. We currently impose a $25 transfer charge on any transfer of Account Value among the subaccounts and the Guaranteed Account in excess of the 12 free transfers permitted each policy year. If applicable, we will deduct the charge from the amount you transfer before allocation to the new subaccount(s) or to the Guaranteed Account. The confirmation of the transaction will show the transfer charge, if any.

Surrender Charge. If the policy is surrendered or there is a decrease in Face Amount during the first 10 policy years, we will deduct a surrender charge based on the initial Face Amount. If a policy is surrendered or there is a decrease in Face Amount within 10 years after a requested increase in Face Amount, we will deduct a surrender charge based on the increase in Face Amount. The surrender charge will be deducted before any surrender proceeds are paid.

Surrender Charge Calculation. In general, the surrender charge is based on the Face Amount. The surrender charge will be no greater than the product of (1) times (2) times (3) where:

(1)  is equal to the Face Amount divided by $1,000;

(2) is equal to a surrender charge factor per $1,000 based on the Insured's age, sex and rate class; and

(3) is equal to the factor based upon the number of years that have elapsed since the Policy Date or requested increase in Face Amount, as described in the following table:

              Year                      Factor

               1......................   100%

               2......................    90%

               3......................    80%

               4......................    70%

               5......................    60%

               6......................    50%

               7......................    40%

               8......................    30%

               9......................    20%

              10......................    10%

             11+......................     0%



The product of (1) and (2) will be capped at a level not to exceed a maximum surrender charge based on a rate per $1,000 of Face Amount. A table of surrender charge factors per $1,000 of Face Amount is shown in Appendix A.

Surrender Charge Based On An Increase Or Decrease In Face Amount. A requested increase in Face Amount of the policy will result in an additional surrender charge during the 10 policy years immediately following the requested increase. The additional surrender charge period will begin on the effective date of the requested increase. If the Face Amount of the policy is reduced before the end of the 10th policy year or within 10 years immediately following a Face Amount increase, we may also deduct a pro rata share of any applicable surrender charge from your Account Value. Reductions will first be applied against the most recent requested increase in the Face Amount of the policy. They will then be applied to prior requested increases in Face Amount of the policy in the reverse order in which such increases took place, and then to the initial Face Amount of the policy.

Surrender Charge Upon Partial Withdrawal. During the surrender charge period we will deduct a surrender charge:

o    Upon a partial withdrawal; and

o If you decrease your Face Amount.

We deduct the surrender charge from the subaccounts and the Guaranteed Account in the same proportion as we deduct the amounts for your partial withdrawal.

Surrender Charge Due to Partial Withdrawal. We deduct an amount equal to the applicable surrender charge multiplied by a fraction (equal to the amount of partial withdrawal plus any administrative charge, if applicable, for the partial withdrawal, divided by the Net Cash Surrender Value immediately prior to the partial withdrawal).

Surrender Charge Due to Decrease in Face Amount. We deduct an amount equal to the applicable surrender charge multiplied by a fraction (equal to the decrease in Face Amount divided by the Face Amount of the policy prior to the decrease).

Partial Withdrawal Administrative Charge. We reserve the right to deduct an administrative charge upon a partial withdrawal of up to $25 per partial withdrawal. Currently, we do not assess an administrative charge for partial withdrawals. In certain states the charge may be the lesser of $25 or 2% of the amount withdrawn.

Discount Purchase Programs

The amount of the surrender charge and other charges under the policy may be reduced or eliminated when sales of the policy are made to individuals or to groups of individuals in a manner that in our opinion results in expense savings. For purchases made by officers, directors and employees of the company, an affiliate, or any individual, firm, or a company that has executed the necessary agreements to sell the policy, and members of the immediate families of such officers, directors, and employees, we may reduce or eliminate the surrender charge. Any variation in charges under the policy, including the surrender charge, administrative charge or mortality and expense risk charge, will reflect differences in costs or services and will not be unfairly discriminatory.

--------------------------------------------------------------------------------

                        Supplemental Benefits and Riders

--------------------------------------------------------------------------------

We intend to make available certain supplemental benefits and riders which may in the future be issued with the policy. Any monthly charges for these supplemental benefits and riders, as listed below, will be deducted from the Account Value. The addition of riders may affect the cost of insurance.

Accelerated Benefit Rider (ABR)

Accidental Death Benefit Rider (ADB)

Child's Term Rider (CTR)

Other Insured Term Rider (OIR)

Primary Insured Rider (PIR)

Waiver of Monthly Deductions Rider (WMD)

Waiver of Specified Premium Rider (WSP)

--------------------------------------------------------------------------------

                             Other Policy Provisions

--------------------------------------------------------------------------------

Right to Exchange or Convert

You may exchange or convert this policy to a flexible premium fixed benefit life insurance policy on the life of the Insured, without evidence of insurability. This exchange may be made:

(a)  within 24 months after the Issue Date while the policy is in force;

(b) within 24 months of any increase in Face Amount of the policy, other than under the Automatic Face Amount Increase Option; or

(c) within 60 days of the effective date of a material change in the investment policy of a subaccount, or within 60 days of the notification of such change, if later. In the event of such a change, we will notify you and give you information on the options available.

When an exchange or conversion is requested, we accomplish the exchange by transferring all of the Account Value to the Guaranteed Account. There is no charge for this transfer. Once this option is exercised, the entire Account
Value must remain in the Guaranteed Account for the remaining life of the policy. The Face Amount in effect at the time of the exchange will remain unchanged. The Policy Date, Issue Date, and issue age of the Insured will remain unchanged. The owner and Beneficiary are the same as were recorded immediately before the exchange.

Limits on Our Rights to Contest the Policy

Incontestability. We will not contest the policy after it has been in force during the Insured's lifetime for two years from the Issue Date. Any increase in the Face Amount will be incontestable with respect to statements made in the evidence of insurability for that increase after the increase has been in force during the life of the Insured for two years after the effective date of the increase.

Suicide Exclusion. If the Insured commits suicide (while sane or insane) within two years (unless otherwise specified by state law) after the Issue Date, our liability will be limited to the payment of a single sum. This sum will be equal to the premium paid, minus any loan and accrued loan interest, any partial withdrawal, and the cost of any riders attached to the policy. If the Insured commits suicide (while sane or insane) within two years (unless otherwise specified by state law) after the effective date of a requested increase in the Face Amount, then our liability as to the increase in amount will be limited to the payment of a single sum equal to the monthly cost of insurance deductions made for such increase plus the expense charge deducted for the increase.

Changes in the Policy or Benefits

Misstatement of Age or Sex. If an Insured's age or sex has been misstated in the policy, the Death Benefit and any benefits provided by riders shall be those which would be purchased at the most recent monthly deduction for the cost of insurance charge for the correct age and sex.

Other Changes. At any time we may make such changes in the policy as are necessary to assure compliance at all times with the definition of life insurance prescribed by the Code or to make the policy conform with any law or regulation issued by any government agency to which it is subject.

When Proceeds Are Paid

We will ordinarily pay Life Insurance Proceeds, loan proceeds, and partial withdrawal or surrender proceeds within seven days after receipt at our Administrative Office of all the required documents. Other than the Life Insurance Proceeds, which is determined as of the date of death, the amount will be determined as of the date of receipt of required documents. However, we may delay making a payment or processing a transfer request if:

(1) the disposal or valuation of the Variable Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the Securities and Exchange Commission, or the Securities and Exchange Commission declares that an emergency exists; or

(2) the Securities and Exchange Commission by order permits postponement of payment for your protection.

In addition we may delay making deductions from the Guaranteed Account for up to 6 months after we receive your request.

Reports to Owners

You will receive a confirmation within seven days of the following transactions:

o the receipt of any unplanned premium (and any premium received before the Issue Date);

o    any change of allocation of premium;

o    any transfer among subaccounts;

o    any loan, interest repayment, or loan repayment;

o    any partial withdrawal;

o any return of premium necessary to comply with applicable maximum receipt of any premium payment;

o    any exercise of your right to cancel;

o    an exchange of the policy;

o    full surrender of the policy; or

o    payment of the Life Insurance Proceeds under the policy.

Within 30 days after each policy anniversary we will send you an annual statement. The statement will show the Death Benefit currently payable, and the current Account Value, Cash Surrender Value, and the Outstanding Loan. The statement will also show premium paid, all charges deducted during the policy year, and all transactions. We will also send to you annual and semi-annual reports for the Variable Account.

Assignment

You may assign the policy, if we agree, in accordance with its terms by using a form provided by us. We will not be deemed to know of an assignment unless we receive a copy of this assignment form at our Administrative Office. We assume no responsibility for the validity or sufficiency of any assignment. Any assignment or pledge of a modified endowment contract as collateral for a loan may result in a taxable event.

Reinstatement

If the policy has ended without value, you may reinstate Policy benefits while the Insured is alive if you:

1. Request in writing a reinstatement of policy benefits within three years (unless otherwise specified by state law) from the end of the Grace Period;

2.   Provide evidence of insurability satisfactory to us;

3. Make a payment of an amount sufficient to cover (i) total monthly deductions for three months, calculated from the effective date of reinstatement; and (ii) the premium expense charge. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your Account Value; and

4. Repay or reinstate any Outstanding Loan which existed on the date the policy ended.

The effective date of the reinstatement of policy benefits will be the next Monthly Anniversary which coincides with or next follows the date we approve your request. We will deduct the premium expenses from the required payment. The monthly expense charges, Account Value, Outstanding Loan and surrender charge that will apply upon reinstatement will be those that were in effect on the date the policy lapsed. We will start to make monthly deductions again as of the effective date of reinstatement.

--------------------------------------------------------------------------------

                             Performance Information

--------------------------------------------------------------------------------

From time to time we may advertise the total return and the average annual total return of the subaccounts and the portfolios. Both total return and average total return figures are based on historical earnings and are not intended to indicate future performance.

Total return for a portfolio refers to the total of the income generated by the portfolio net of total portfolio operating expenses plus capital gains and losses, realized or unrealized. Total return for the subaccounts refers to the total of the income generated by the portfolio net of total portfolio operating expenses plus capital gains and losses, realized or unrealized, and the mortality and expense risk charge. Average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative return if a portfolio's or subaccount's performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in the return of the portfolio, they are not the same as actual year-by-year results.

The performance information set forth in Appendix B reflects the total of the income generated by the portfolio net of the total portfolio operating expenses (i.e., management fees and other portfolio expenses), plus capital gains and losses, realized or unrealized. The performance results do not reflect charges deducted from premium, Account Value, or Variable Account assets (for example, mortality and expense risk charge, monthly deductions, cost of insurance, surrender charge, sales load, DAC taxes, and any state or local premium taxes). If these charges were included, the total return figures would be lower.

Performance information may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices so that investors may compare the subaccount results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable life separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or (iii) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the subaccount. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to owners and prospective owners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the policy and the characteristics of and market for such financial instruments.

Total return data may be advertised based on the period of time that the portfolios have been in existence. The results for any period prior to the policy being offered will be calculated as if the policy had been offered during that period of time, with all charges assumed to be those applicable to the policy.

Performance information for any subaccount in any advertising will reflect only the performance of a hypothetical investment in the subaccount during the particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio in which the subaccount invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future. Actual returns may be more or less than those shown in any advertising and will depend on a number of factors, including the investment allocations by an owner and the different investment rates of return for the portfolios.

--------------------------------------------------------------------------------

                        Federal Income Tax Considerations

--------------------------------------------------------------------------------

The following summarizes the current federal income tax law that applies to life insurance in general. This summary does not cover all situations. This summary is based upon our understanding of the current federal income tax laws and current interpretations by the Internal Revenue Service. We cannot predict whether the Code will change. You should speak to a competent tax adviser to discuss how the purchase of a policy and the transactions you make under the policy will impact your federal tax liability.

Tax Status of the Policy

A policy has certain tax advantages when it is treated as a "life insurance contract" under the Code. We believe that the policy meets the definition of a life insurance contract under Section 7702 of the Code. You bear the risk that the policy may not meet the definition of a life insurance contract. You should consult your own tax advisers to discuss these risks.

The Company

We are taxed as a life insurance company under the Code. For federal tax purposes, the Variable Account and its operations are considered to be part of our operations and are not taxed separately.

Diversification and Investor Control

The Code requires that we diversify the investments underlying variable insurance contracts. If the investments are not properly diversified and any remedial period has passed, Section 817(h) of the Code provides in general the contract is immediately disqualified from treatment as a life insurance contract for federal income tax purposes. Disqualification of the policy as a life insurance contract would result in taxable income to you at the time that we allocate any earnings to your policy. You would have taxable income even though you have not received any payments under the policy.

To the extent that any segregated asset account with respect to a variable life insurance contract invests exclusively in securities issued by the U.S. Treasury, the diversification standard is satisfied. A segregated asset account underlying life insurance contracts such as the policy will also meet the diversification requirements if, as of the close of each quarter:

     o the regulated investment companies in which the segregated asset account invest satisfy the diversification requirements described below; and

     o not more than 55% of the value of the assets of the account are attributable to cash and cash items (including receivables), government securities and securities of other regulated investment companies.

The diversification requirements may be met for each if:

     o no more than 55% of the value of the total assets of the portfolio is represented by any one investment;

     o no more than 70% of the value of the total assets of the portfolio is represented by any two investments;

     o no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and

     o no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

Generally, each U.S. government agency or instrumentality is treated as a separate issuer under these rules.

All securities of the same issuer are generally treated as a single investment.

We intend that each portfolio in which the subaccounts invest will be managed by its investment adviser in compliance with these diversification requirements.

A variable life insurance policy could fail to be treated as a life insurance contract for tax purposes if the owner of the policy has such control over the investments underlying the policy (e.g., by being able to transfer values among subaccounts with only limited restrictions) so as to be considered the owner of the underlying investments. There is some uncertainty on this point because no guidelines have been issued by the Treasury Department. If and when guidelines are issued, we may be required to impose limitations on your rights to control investment designations under the policy. We do not know whether any such guidelines will be issued or whether any such guidelines would have retroactive effect. We, therefore, reserve the right to make changes that we deem necessary to insure that the policy qualifies as a life insurance contract.

Tax Treatment of the Policy

Section 7702 of the Code sets forth a detailed definition of a life insurance contract for federal tax purposes. The Treasury Department has not issued final regulations so that the extent of the official guidance as to how Section 7702 is to be applied is quite limited. If a policy were determined not to be a life insurance contract for purposes of Section 7702, that policy would not qualify for the favorable tax treatment normally provided to a life insurance contract.

With respect to a policy issued on the basis of a standard rate class, we believe that such a policy should meet the Section 7702 definition of a life insurance contract.

With respect to a policy that is issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk), there is less certainty, in particular as to how the mortality and other expense requirements of Section 7702 are to be applied in determining whether such a policy meets the definition of a life insurance contract set forth in Section 7702. Thus, it is not clear that such a policy would satisfy Section 7702, particularly if the you pay the full amount of premium permitted under the policy.

If subsequent guidance issued under Section 7702 leads us to conclude that a policy does not (or may not) satisfy Section 7702, we will take appropriate and necessary steps for the purpose of bringing the policy into compliance, but we can give no assurance that it will be possible to achieve that result. We expressly reserve the right to restrict policy transactions if we determine such action to be necessary to qualify the policy as a life insurance contracts under
Section 7702.

Tax Treatment of Policy Benefits In General

This discussion assumes that each policy will qualify as a life insurance contract for federal income tax purposes under Section 7702. The Life Insurance Proceeds under the policy should be excluded from the taxable gross income of the Beneficiary. In addition, the increases in Account Value should not be taxed until there has been a distribution from the policy such as a surrender, partial surrender or lapse with outstanding loan.

Pre-Death Distribution

The tax treatment of any distribution you receive before the insured's death depends on whether the policy is classified as a modified endowment contract.

Policies Not Classified as Modified Endowment Contracts

o If you surrender the policy or allow it to lapse, you will not be taxed except to the extent the amount you receive is in excess of the premium you paid less the untaxed portion of any prior withdrawals. For this purpose, you will be treated as receiving any portion of the cash surrender value used to repay policy debt. The tax consequences of a surrender may differ if you take the proceeds under an income payment settlement option.

o Generally, you will be taxed on a withdrawal to the extent the amount you receive exceeds the premium you paid for the policy less the untaxed portion of any prior withdrawals. However, under some limited circumstances, in the first 15 policy years, all or a portion of a withdrawal may be taxed if the cash value exceeds the total premium paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premium paid.

o Extra premium for optional benefits and riders generally do not count in computing the premium paid for the policy for the purposes of determining whether a withdrawal is taxable.

o Loans you take against the policy are ordinarily treated as debt and are not considered distributions subject to tax.

Modified Endowment Contracts

o The rules change if the policy is classified as a modified endowment contract ("MEC"). The policy could be classified as a MEC if premium substantially in excess of scheduled premium is paid or a decrease in the face amount of insurance is made (or a rider removed). The addition of a rider or an increase in the face amount of insurance may also cause the policy to be classified as a MEC. The rules on whether a policy will be treated as a MEC are very complex and cannot be fully described in this summary. You should consult a qualified tax adviser to determine whether a policy transaction will cause the policy to be classified as a MEC. We will monitor your policy and will take steps reasonably necessary to notify you on a timely basis if your policy is in jeopardy of becoming a MEC.

o If the policy is classified as a MEC, then amounts you receive under the policy before the insured's death, including loans and withdrawals, are included in income to the extent that the cash value before surrender charges exceeds the premium paid for the policy increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. An assignment of a MEC is taxable in the same way. These rules also apply to pre-death distributions, including loans, made during the two-year period before the time that the policy became a MEC.

o Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10% unless the amount is received on or after age 59 1/2, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to the policies owned by businesses.

o All MECs issued by us to you during the same calendar year are treated as a single policy for purposes of applying these rules.

Interest on Policy Loans. Except in special circumstances, interest paid on a loan under a policy which is owned by an individual is treated as personal interest under the Code and thus will not be tax deductible. In addition, the deduction of interest that is incurred on any loan under a policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or who is financially interested in the business carried on by that taxpayer may also be subject to certain restrictions set forth in Section 264 of the Code. Before taking a policy loan, you should consult a tax adviser as to the tax consequences of such a loan. (Also Section 264 of the Code may preclude business owners from deducting premium payments.)

Policy Exchanges and Modifications. Depending on the circumstances, the exchange of a policy, a change in the policy's death benefit option, a policy loan, a partial surrender, a surrender, a change in ownership, or an assignment of the policy may have federal income tax consequences. In addition, the federal, state and local transfer, and other tax consequences of ownership or receipt of policy proceeds will depend on the circumstances of each owner or Beneficiary.

Withholding. We are required to withhold federal income taxes on the taxable portion of any amounts received under the policy unless you elect to not have any withholding or in certain other circumstances. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. Special withholding rules apply to payments made to non-resident aliens.

You are liable for payment of federal income taxes on the taxable portion of any amounts received under the policy. You may be subject to penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient.

Generation Skipping Transfer Tax. A transfer of the policy or the designation of a beneficiary who is either 37 1/2 years younger than the owner or a grandchild of the owner may have generation skipping transfer tax consequences.

Contracts Issued in Connection With Tax Qualified Pension Plans. Prior to purchase of a policy in connection with a qualified plan, you should examine the applicable tax rules relating to such plans and life insurance thereunder in consultation with a qualified tax adviser.

Possible Charge for the Company's Taxes

At the present time, we do not deduct any charges for any federal, state or local income taxes. However, we do currently deduct charges for state and federal premium based taxes and the federal DAC tax. We reserve the right in the future to deduct a charge for any such tax or other economic burden resulting from the application of the tax laws that we determine to be properly attributable to the Variable Account or to the policy.

--------------------------------------------------------------------------------

                           Distribution of the Policy

--------------------------------------------------------------------------------

Where the policy may be lawfully sold, it is sold by licensed insurance agents who are registered representatives of broker- dealers registered under the Securities Exchange Act of 1934. The broker-dealers are also members of the National Association of Securities Dealers, Inc.

The policy will be distributed through the principal underwriter for the Variable Account, AIG Equity Sales Corp. ("AIGESC"), 70 Pine Street, New York, New York, an affiliate of ours. AIGESC may also enter into selling agreements with other broker dealers that will offer the policy.

Commissions may be paid to registered representatives based on premium paid for policies sold. Other expense reimbursements, allowances, and overrides may also be paid. Registered representatives who meet certain productivity and profitability standards may be eligible for additional compensation. Additional payments may be made for administrative or other services not directly related to the sale of the policies.

Other Policies Issued by the Company

We may offer other policies similar to those offered herein.

--------------------------------------------------------------------------------
                            About Us and the Accounts

--------------------------------------------------------------------------------

The Company

We are a member of the American International Group, Inc.

American International Life Assurance Company of New York is a stock life insurance company operating under the laws of the State of New York. It was incorporated in 1962. We provide a full range of individual and group life, disability, accidental death and dismemberment policies and annuities. We are a subsidiary of American International Group, Inc., which is a holding company for a number of companies engaged in the international insurance business, both life and general, in approximately 130 countries and jurisdictions around the world.

The Variable Account

We established the Variable Account as a separate investment account on June 5, 1986. It may be used to support the policy and other variable life insurance policies, and used for other permitted purposes. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the federal securities laws.

Although you may have allocated your Account Value to the subaccounts, you do not own these assets. You only own your policy.

We own the assets in the Variable Account. The Variable Account is divided into subaccounts. The subaccounts available under the policy invest in shares of a specific portfolio of the Anchor Series Trust or SunAmerica Trust. The Variable Account may include other subaccounts that are not available under the policy.

Income, gains and losses, realized or unrealized, of a subaccount are credited to or charged against the subaccount without regard to any of our other income, gains or losses. Assets equal to the reserves and other contract liabilities with respect to each subaccount are not chargeable with liabilities arising out of any of our other businesses or separate accounts. If the assets exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits provided under the policy.

Rights we have reserved.

We have reserved certain rights regarding the Variable Account. We will exercise these rights only in compliance with all applicable regulatory requirements. We have the right to:

o    change, add or delete designated investment options.

o    add or remove subaccounts.

o withdraw assets of a class of policies to which the policy belongs from a subaccount and put them in another subaccount.

o    combine any two or more subaccounts.

o register other separate accounts or deregister the Variable Account with the Securities and Exchange Commission.

o run the Variable Account under the direction of a committee and discharge such committee at any time.

o restrict or eliminate any voting rights of owners, or other persons who have voting rights as to the Variable Account.

o operate the Variable Account or one or more of the subaccounts by making direct investments or in any other form. If we do so, we may invest the assets of the Variable Account or one or more of the subaccounts in any investments that are legal, as determined by our own or outside counsel.

We will not change an investment adviser or any investment of a subaccount of our Variable Account unless approved by the Commissioner of Insurance of the State of New York or deemed approved in accordance with such law or regulation. Any approval process is on file with the insurance supervisory official of the jurisdiction in which this policy is delivered.

If any change we make results in a material change in the underlying investments of a subaccount, we will notify you of such change. If you have value in that subaccount:

o We will transfer it at your written direction from that subaccount without charge to another subaccount or to the Guaranteed Account, and

o You may then change your premium allocation percentages.

Voting Rights.

We are the legal owner of shares held by the subaccounts and as such have the right to vote on all matters submitted to shareholders of the portfolios. However, as required by law, we will vote shares held in the subaccounts at regular and special meetings of shareholders of the portfolios in accordance with instructions we receive from owners with Account Value in the corresponding subaccounts. If allowed by law or required by law, we may vote shares of the portfolios without obtaining instructions or in disregard to instructions we have received. If we ever disregard voting instructions, we will advise you of that action and our reasons for such action in the next semiannual report.

The Guaranteed Account

The Guaranteed Account is an account within our general account. Our general account assets are used to support our insurance and annuity obligations other than those funded by separate investment accounts. Subject to applicable law, we have sole discretion over the investment of the assets of the general account.

We have not registered interests in the Guaranteed Account under the Securities Act of 1933 or the Guaranteed Account as an investment company under the Investment Company Act of 1940.

The staff of the Securities and Exchange Commission has not reviewed our disclosure regarding the Guaranteed Account. Our disclosure regarding the Guaranteed Account must comply with generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

--------------------------------------------------------------------------------

                      Our Directors and Executive Officers

--------------------------------------------------------------------------------

The directors and principal officers of the Company are listed below with their current principal business affiliation and their principal occupations during the past five (5) years. All officers have been affiliated with the Company during the past five (5) years unless otherwise indicated.


                                                                             Principal Business
                                                                             Affiliations and
                                                                             Principal Occupations

Name and Address                    Office                                   During Past Five Years
----------------                    ------                                   ----------------------

Michele L. Abruzzo                  Director, Senior Executive               Senior Vice President
80 Pine Street                      Vice President
New York, NY 10005

James A. Bambrick                   Senior Vice President,                   Senior Vice President, A&H
One Alico Plaza                     Chief Operations Officer                 Division
600 King Street
Wimington, DE  19801

Paul S. Bell                        Director, Sr. Vice                       Senior Vice President and
One Alico Plaza                     President and Chief                      Actuary
600 King Street                     Actuary
Wilmington, DE 19801

Marion Elizabeth Fajen              Director                                 Retired; formerly Vice President
5608 N. Waterbury Road                                                       and Secretary of AIG, Inc.
Des Moines, IA 50312


Patrick Joseph Foley                Director                                 Retired; formerly Vice President
Donovan, Perry, Carbon                                                       and General Counsel
    McDermit & Radzil
Wall Street Plaza
88 Pine Street
New York, NY 10005

Cecil Calvert Gamwell, III          Director                                 Director - Life Division AIG,
419 West Beach Road                                                          Inc., Director - Seguros,
Charleston, RI 02813                                                         Venezuela and Director (ALT)
                                                                             Seguros Interamericanos (of New
                                                                             York)

Maurice R. Greenberg                Director                                 Director, Chairman and Chief
70 Pine Street                                                               Executive Officer AIG, Inc.
New York, NY 10270

Jack Russell Harnes                 Director                                 Retired; formerly Medical
70 Pine Street                                                               Director
New York, NY 10270

John Iniss Howell                   Director                                 Retired; formerly Director of
Indian Rock Corporation                                                      AIG, Inc. Director of Schroder
263 Glenville Road, 2nd Fl.                                                  Capital Management
Greenwich, CT 06831

                                    Director, Senior Vice President          Senior Managing Director of AIG
Jerome T. Muldowney                                                          Global Investment Corp.
175 Water Street
New York, NY 10038

Robinson K. Nottingham              Director, Chairman of the                Chairman of the Board and Chief
70 Pine Street                      Board                                    Executive Officer of American
New York, NY 10270                                                           International Life Insurance
                                                                             Company (ALICO)

John Oehmke                         Chief Financial Officer,                 Regional Vice President,
One Alico Plaza                     Vice President                           Controller American International
600 King Street                                                              Companies, Japan and Korea
Wilmington, DE 19801

Nicholas A. O'Kulich                Director, Vice Chairman,                 Vice President, Senior Vice
70 Pine Street                      Treasurer                                President of AIG, Inc.
New York, NY 10270

Edmund Sze-Wing Tse                 Director                                 Vice Chairman of AIG, Inc.
70 Pine Street
New York, NY 10270

Elizabeth M. Tuck                   Secretary                                Secretary and Assistant Secretary
70 Pine Street                                                               of AIG, Inc., and certain affiliates
New York, NY 10270

Kenneth D. Walma                    Vice President, General                  Assistant Secretary, Associate
One Alico Plaza                     Counsel                                  General Counsel
600 King Street
Wilmington, DE 19801

Gerald Walter Wyndorf               Director, Chief Executive                Executive Vice President of AIG
80 Pine Street                      Officer and President                    Life Insurance Company
New York, NY 10038



--------------------------------------------------------------------------------

                                Other Information

--------------------------------------------------------------------------------

State Regulation

We are subject to the laws of New York governing insurance companies and to regulation by the New York Insurance Department. We file an annual statement in a prescribed form with the Insurance Department each year covering our operation for the preceding year and our final condition as of the end of such year. Regulation by the Insurance Department includes periodic examinations to determine our policy liabilities and reserves so that the Insurance Department may certify the items are correct. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the staff of the Insurance Department pursuant to the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we may operate.

Legal Proceedings

There are no legal proceedings to which the Variable Account or the principal underwriter is a party. We are engaged in various kinds of routine litigation which, in our opinion, are not of material importance in relation to our total capital and surplus.

Legal Matters

Legal matters relating to the federal securities laws are being passed upon by the firm of Jorden Burt Boros Cicchetti Berenson & Johnson LLP of Washington, D.C.

Published Ratings

We may occasionally publish in advertisements, sales literature and reports the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Moody's and Standard & Poor's. The purpose of the ratings is to reflect the rating organization's opinion of our financial strength and should not be considered as bearing on the investment performance of assets held in the Variable Account.

The ratings are not recommendations to purchase our life insurance or annuity products or to hold or sell these products, and the ratings do not comment on the suitability of such products for a particular investor. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating organization if, in such organization's judgment, future circumstances so warrant. The ratings do not reflect the investment performance of the Variable Account or the degree of risk associated with an investment in the Variable Account.

--------------------------------------------------------------------------------

                              Financial Statements

--------------------------------------------------------------------------------



Our financial statements and those of the Variable Account have been audited by [to be filed by amendment] independent certified public accountants, as stated in their report, and have been included in this prospectus in reliance upon the authority of such firm as experts in accounting and auditing.


                                   APPENDIX A

                                   Polaris VUL

                     Guaranteed Monthly Cost Insurance Rates

                        Per $1,000 of Net Amount at Risk

                           Male (Age Nearest Birthday)

    Attained                   Monthly COI Rate                Attained                Monthly COI Rate
      Age               Nonsmoker*            Smoker             Age                Nonsmoker*            Smoker
================    =================== ==================  ================    =================== ==================


       0                         N/A            0.34845        50                    0.40933            0.79730
       1                         N/A            0.08917        51                    0.44603            0.87076
       2                         N/A            0.08251        52                    0.48857            0.95257
       3                         N/A            0.08167        53                    0.53612            1.04609
       4                         N/A            0.07917        54                    0.59118            1.15132
       5                         N/A            0.07501        55                    0.65209            1.26326
       6                         N/A            0.07167        56                    0.71968            1.38441
       7                         N/A            0.06667        57                    0.79146            1.50978
       8                         N/A            0.06334        58                    0.86909            1.64353
       9                         N/A            0.06167        59                    0.95675            1.78234
       10                        N/A            0.06084        60                    1.05444            1.93624
       11                        N/A            0.06417        61                    1.16302            2.10944
       12                        N/A            0.07084        62                    1.28665            2.30447
       13                        N/A            0.08251        63                    1.42787            2.52553
       14                        N/A            0.09584        64                    1.58752            2.76931
       15                    0.10751            0.13752        65                    1.76394            3.03334
       16                    0.11918            0.15586        66                    1.95381            3.30841
       17                    0.12835            0.17086        67                    2.15965            3.59706
       18                    0.13335            0.18003        68                    2.38065            3.89427
       19                    0.13835            0.18837        69                    2.62186            4.21099
       20                    0.14002            0.19254        70                    2.89419            4.56071
       21                    0.13919            0.19420        71                    3.25305            4.94853
       22                    0.13669            0.19170        72                    3.55929            5.38973
       23                    0.13418            0.18837        73                    3.96902            5.88695
       24                    0.13085            0.18420        74                    4.42953            6.42941
       25                    0.12668            0.17837        75                    4.92413            7.02991
       26                    0.12335            0.17336        76                    5.45122            7.64974
       27                    0.12168            0.17170        77                    6.00585            8.27796
       28                    0.12001            0.17003        78                    6.58221            8.90442
       29                    0.12001            0.17170        79                    7.19473            9.54780
       30                    0.12001            0.17503        80                    7.86724           10.23622
       31                    0.12252            0.18087        81                    8.61695           10.98690
       32                    0.12502            0.18670        82                    9.46542           11.82145
       33                    0.12918            0.19587        83                   10.42336           12.74626
       34                    0.13418            0.20671        84                   11.47263           13.72670
       35                    0.14085            0.21921        85                   12.58987           14.73050
       36                    0.14752            0.23422        86                   13.75325           15.72512
       37                    0.15669            0.25340        87                   14.95279           16.69584
       38                    0.16669            0.27508        88                   16.16464           17.75732
       39                    0.17837            0.30009        89                   17.40526           18.80718
       40                    0.19087            0.32844        90                   18.69215           19.86094
       41                    0.20588            0.36180        91                   20.04733           20.93947
       42                    0.22088            0.39599        92                   21.51567           22.08818


    Attained                   Monthly COI Rate                Attained                Monthly COI Rate
      Age               Nonsmoker*            Smoker             Age                Nonsmoker*            Smoker
================    =================== ==================  ================    =================== ==================

       43                    0.23839            0.43519        93                   23.16008           23.56765
       44                    0.25590            0.47606        94                   25.25984           25.47888
       45                    0.27674            0.52277        95                   28.27411           28.27411
---------------- ------------------- ------------------ ---------------- ------------------- ------------------
       46                    0.29926            0.56949        96                   33.10677           33.10677
       47                    0.32344            0.62038        97                   41.68475           41.68475
       48                    0.34929            0.67379        98                   58.01259           58.01259
       49                    0.37848            0.73387        99                   83.33333           83.33333
---------------- ------------------- ------------------ ---------------- ------------------- ------------------

 * Applicable to Preferred and Standard Nonsmoker Risks.


                                   Polaris VUL

                     Guaranteed Monthly Cost Insurance Rates

                        Per $1,000 of Net Amount at Risk

                          Female (Age Nearest Birthday)

    Attained                   Monthly COI Rate                Attained                Monthly COI Rate
      Age               Nonsmoker*            Smoker             Age                Nonsmoker*            Smoker
================    =================== ==================  ================    =================== ==================
      0                         N/A            0.24089        50                     0.34929             0.54530
       1                         N/A            0.07251        51                     0.37514             0.58367
       2                         N/A            0.06750        52                     0.40433             0.62706
       3                         N/A            0.06584        53                     0.43853             0.67796
       4                         N/A            0.06417        54                     0.47356             0.72970
       5                         N/A            0.06334        55                     0.51109             0.78395
       6                         N/A            0.06084        56                     0.54947             0.83820
       7                         N/A            0.06000        57                     0.58785             0.88996
       8                         N/A            0.05834        58                     0.62456             0.93838
       9                         N/A            0.05750        59                     0.66377             0.98848
       10                        N/A            0.05667        60                     0.70967             1.04359
       11                        N/A            0.05750        61                     0.76392             1.11457
       12                        N/A            0.06000        62                     0.83236             1.20061
       13                        N/A            0.06250        63                     0.91834             1.31673
       14                        N/A            0.06667        64                     1.02021             1.44626
       15                    0.07000            0.07834        65                     1.13044             1.59170
       16                    0.07334            0.08251        66                     1.24906             1.73551
       17                    0.07667            0.08667        67                     1.36937             1.88521
       18                    0.07917            0.09084        68                     1.49055             2.02074
       19                    0.08167            0.09418        69                     1.62012             2.17305
       20                    0.08417            0.09668        70                     1.76979             2.33460
       21                    0.08501            0.09834        71                     1.94879             2.54396
       22                    0.08667            0.10084        72                     2.17053             2.80367
       23                    0.08751            0.10251        73                     2.44094             3.12054
       24                    0.09001            0.10584        74                     2.75926             3.49047
       25                    0.09084            0.10751        75                     3.11970             3.90183
       26                    0.09334            0.11168        76                     3.51565             4.34547
       27                    0.09501            0.11501        77                     3.94131             4.81137
       28                    0.09751            0.11835        78                     4.39675             5.29708
       29                    0.10001            0.12335        79                     4.89467             5.81782
       30                    0.10334            0.12918        80                     5.45628             6.39564
       31                    0.10584            0.13418        81                     6.10032             7.04935
       32                    0.10918            0.14002        82                     6.84571             7.79699
       33                    0.11251            0.14585        83                     7.70559             8.64662
       34                    0.11835            0.15502        84                     8.66019             9.64633
       35                    0.12252            0.16169        85                     9.70835            10.64717
       36                    0.13002            0.17420        86                    10.83105            11.78647
       37                    0.13919            0.19004        87                    12.03563            12.88645
       38                    0.14919            0.20754        88                    13.30897            14.13279
       39                    0.16086            0.22755        89                    14.67130            15.32034
       40                    0.17336            0.25006        90                    16.12162            16.69153
       41                    0.18837            0.27758        91                    17.68913            18.15714
       42                    0.20337            0.30343        92                    19.41995            19.76127
       43                    0.21838            0.33011        93                    21.39829            21.58524



    Attained                   Monthly COI Rate                Attained                Monthly COI Rate
      Age               Nonsmoker*            Smoker             Age                Nonsmoker*            Smoker
================    =================== ==================  ================    =================== ==================
       44                    0.23339            0.35679        94                    23.83051            23.83051
---------------- ------------------- ------------------ ---------------- --------------------  ------------------
       45                    0.24923            0.38431        95                    27.16158            27.16158
       46                    0.25690            0.41267        96                    32.32378            32.32378
       47                    0.28425            0.44270        97                    41.21204            41.21204
       48                    0.30426            0.47356        98                    57.81394            57.81394
       49                    0.32511            0.50692        99                    83.33333            83.33333
---------------- ------------------- ------------------ ---------------- --------------------  ------------------


 * Applicable to Preferred and Standard Nonsmoker Risks.


                                   Polaris VUL

             Table of Acquisition Expenses Per $1,000 of Face Amount
                    (Applicable During First 5 Policy Years*)


    Issue Age     Female                   Male               Issue             Female           Male
                                                                             Age

================= =======================  =================  ===============   =============    ==================
        0                            0.18               0.21        33          0.38               0.45
        1                            0.18               0.21        34          0.39               0.47
        2                            0.19               0.21        35          0.40               0.49
        3                            0.19               0.21        36          0.41               0.50
        4                            0.19               0.22        37          0.43               0.52
        5                            0.19               0.22        38          0.44               0.54
        6                            0.20               0.22        39          0.46               0.56
        7                            0.20               0.23        40          0.47               0.59
        8                            0.20               0.23        41          0.49               0.61
        9                            0.21               0.24        42          0.51               0.64
       10                            0.21               0.25        43          0.52               0.66
       11                            0.22               0.25        44          0.54               0.69
       12                            0.22               0.26        45          0.56               0.72
       13                            0.23               0.26        46          0.58               0.75
       14                            0.23               0.27        47          0.61               0.78
       15                            0.24               0.28        48          0.63               0.82
       16                            0.24               0.28        49          0.65               0.85
       17                            0.25               0.29        50          0.68               0.89
       18                            0.25               0.30        51          0.71               0.93
       19                            0.26               0.30        52          0.73               0.97
       20                            0.26               0.31        53          0.76               1.02
       21                            0.27               0.32        54          0.80               1.07
       22                            0.28               0.33        55          0.83               1.12
       23                            0.28               0.33        56          0.86               1.17
       24                            0.29               0.34        57          0.90               1.23
       25                            0.30               0.35        58          0.94               1.25
       26                            0.31               0.36        59          0.98               1.25
       27                            0.32               0.37        60          1.03               1.25
       28                            0.32               0.38        61          1.08               1.25
       29                            0.33               0.40        62          1.13               1.25
       30                            0.34               0.41        63          1.19               1.25
       31                            0.35               0.42      64 - 85       1.25               1.25
       32                            0.36               0.44
----------------- -----------------------  -----------------  ---------------  ----------------------- ------------------

*Also applicable on the Increase Amount during the first 5 years following an applied for increase in Face Amount.


                                   Polaris VUL

                       Table of Initial Surrender Charges

                            Per $1,000 of Face Amount

                                      Male

Issue Age              Nonsmoker*              Smoker         Issue                 Nonsmoker*              Smoker
                                                                             Age

================= ====================  ====================  ===============  ===================== ====================
        0                          N/A                 11.76        29                         15.53                18.42
        1                          N/A                 11.76        30                         15.86                18.90
        2                          N/A                 11.91        31                         16.22                19.40
        3                          N/A                 12.07        32                         16.51                19.86
        4                          N/A                 12.16        33                         16.92                20.44
        5                          N/A                 12.34        34                         17.26                20.96
        6                          N/A                 12.52        35                         17.64                21.53
        7                          N/A                 12.65        36                         18.13                22.22
        8                          N/A                 12.86        37                         18.57                22.88
        9                          N/A                 13.00        38                         19.04                23.57
       10                          N/A                 13.16        39                         19.54                24.32
       11                          N/A                 13.41        40                         20.01                25.04
       12                          N/A                 13.60        41                         20.59                25.88
       13                          N/A                 13.87        42                         21.13                26.70
       14                          N/A                 14.06        43                         21.80                27.66
       15                        12.61                 14.26        44                         22.44                28.60
       16                        12.82                 14.54        45                         23.12                29.60
       17                        12.94                 14.74        46                         23.86                30.67
       18                        13.08                 14.95        47                         24.67                31.82
       19                        13.31                 15.24        48                         25.44                32.95
       20                        13.46                 15.46        49                         26.39                34.26
       21                        13.62                 15.70        50                         27.30                34.34
       22                        13.80                 15.96        51                         28.31                34.34
       23                        14.08                 16.31        52                         29.41                34.34
       24                        14.28                 16.61        53                         30.51                34.34
       25                        14.51                 16.93        54                         31.71                34.34
       26                        14.75                 17.29        55                         33.01                34.34
       27                        15.02                 17.66       56-85                       34.34                34.34
       28                        15.31                 18.07
----------------- --------------------  --------------------  ---------------  --------------------- --------------------

 * Applicable to Preferred and Standard Nonsmoker Risks.


                                   Polaris VUL

                       Table of Initial Surrender Charges

                            Per $1,000 of Face Amount

                                     Female

Issue Age              Nonsmoker*              Smoker         Issue                 Nonsmoker*              Smoker
                                                                             Age

================= ====================  ====================  ===============  ===================== ====================
         0                            N/A                  11.02       31                       15.38                16.99
         1                            N/A                  11.04       32                       15.70                17.36
         2                            N/A                  11.07       33                       15.94                17.69
         3                            N/A                  11.20       34                       16.29                18.12
         4                            N/A                  11.32       35                       16.66                18.58
         5                            N/A                  11.46       36                       17.05                19.07
         6                            N/A                  11.52       37                       17.38                19.49
         7                            N/A                  11.67       38                       17.83                20.04
         8                            N/A                  11.83       39                       18.22                20.52
         9                            N/A                  11.91       40                       18.72                21.13
        10                            N/A                  12.09       41                       19.16                21.68
        11                            N/A                  12.18       42                       19.63                22.26
        12                            N/A                  12.38       43                       20.22                22.95
        13                            N/A                  12.49       44                       20.76                23.60
        14                            N/A                  12.71       45                       21.33                24.29
        15                          12.05                  12.84       46                       21.95                25.02
        16                          12.24                  13.06       47                       22.52                25.70
        17                          12.35                  13.20       48                       23.23                26.52
        18                          12.55                  13.45       49                       23.99                27.40
        19                          12.68                  13.61       50                       24.70                28.25
        20                          12.89                  13.88       51                       25.49                29.15
        21                          13.04                  14.06       52                       26.42                30.21
        22                          13.20                  14.26       53                       27.32                31.25
        23                          13.45                  14.57       54                       28.22                32.27
        24                          13.63                  14.80       55                       29.27                33.46
        25                          13.82                  15.04       56                       30.40                34.34
        26                          14.03                  15.30       57                       31.53                34.34
        27                          14.25                  15.59       58                       32.76                34.34
        28                          14.58                  15.96       59                       34.12                34.34
        29                          14.83                  16.28      60-85                     34.34                34.34
        30                          15.10                  16.62
-------------------  --------------------  --------------------- --------------- -------------------- --------------------


 * Applicable to Preferred and Standard Nonsmoker Risks.

                                   APPENDIX B

                          AVERAGE ANNUAL TOTAL RETURNS

                             As of December 31, 1999


                                                      Inception                                         Since
                                                        Date   1 Year   3Years   5Years    10 Years   Inception
                                                        ----   ------   ------   ------    --------   ---------

Anchor Series Trust

   Wellington Management Company, LLP

     Capital Appreciation Portfolio                    3/23/87  67.58    36.95    34.03      23.57      20.08
     Growth Portfolio                                  9/5/84   26.94    28.76    27.52      17.60      16.80
     Government and Quality Bond  Portfolio            9/5/84   -1.65    5.56     7.64       7.44       9.04
     Natural Resources Portfolio                       1/4/88   41.51    2.26     7.46        6.06       7.50

SunAmerica Series Trust

   Alliance Capital Management L.P.

     Global Equities Portfolio                         2/9/93   30.94    22.78    20.29       n/a       16.99
     Alliance Growth Portfolio                         2/9/93   33.07    38.60    37.66       n/a       27.69
     Growth-Income Portfolio                           2/9/93   30.04    31.55    30.52       n/a       22.22

   Davis Selected Advisers, L.P.

     Davis Venture Value Portfolio                    10/28/94  16.11    21.05    24.92       n/a       23.75
     Real Estate Portfolio                             6/2/97   -7.42     n/a      n/a        n/a       -2.92

   Federated Investors, Inc.

     Corporate Bond Portfolio                          7/1/93   -1.85    4.90     5.11        n/a        4.57
     Federated Value Portfolio                         6/3/96   6.19     18.08     n/a        n/a       17.52
     Utility Portfolio                                 6/3/96   1.78     13.43     n/a        n/a       13.93

   Goldman Sachs Asset Management/
   Goldman Sachs Asset Management International

     Asset Allocation Portfolio                        7/1/93   9.44     11.26    15.65       n/a       12.77
     Global Bond Portfolio                             7/1/93   8.09     6.48     9.20        n/a       6.99

   MFS Investment Management

     MFS Growth and Income Portfolio                   2/9/93   5.93     19.05    20.92       n/a       15.05
     MFS Total Return Portfolio                       10/28/94  2.88     12.86    15.07       n/a       14.46
     MFS Mid-Cap Growth Portfolio                      4/1/99    n/a      n/a      n/a        n/a       64.96

   Morgan Stanley Asset Management

     International Diversified Equities Portfolio     10/28/94  24.59    16.25    13.63       n/a       12.38
     Worldwide High Income Portfolio                  10/28/94  19.31    4.56     11.62       n/a       10.74

   Putnam Investments

     Emerging Markets Portfolio                        6/2/97   77.45     n/a      n/a        n/a       4.52
     Putnam Growth Portfolio                           2/9/93   29.71    32.30    28.31       n/a       20.01
     International Growth and Income Portfolio         6/2/97   24.18     n/a      n/a        n/a       15.87

   SunAmerica Asset Management Corp.

     Aggressive Growth Portfolio                       6/3/96   84.66    34.56     n/a        n/a       30.10
     SunAmerica Balanced Portfolio                     6/3/96   21.40    23.48     n/a        n/a       22.67
     Cash Management Portfolio                         2/9/93   4.87     5.05     5.11        n/a       4.57
     "Dogs" of Wall Street Portfolio                   4/1/98   -7.08     n/a      n/a        n/a       -4.64
     High-Yield Bond Portfolio                         2/9/93   6.50     5.75     9.13        n/a       7.55

This portfolio performance information is for illustrative purposes only and is not intended to indicate or predict future performance.

The performance information reflects the total of the income generated by the portfolio net of the total portfolio operating expenses (i.e., management fees and other expenses), plus capital gains and losses, realized or unrealized. The performance results do not reflect charges deducted from premium, Account Value, or Variable Account assets (for example, the mortality and expense risk charge, monthly deductions, cost of insurance, surrender charge, sales load, DAC taxes, and any state or local premium taxes). If these charges were included, the total return figures would be lower.

                                  [Back cover]

The Securities and Exchange Commission maintains a web site at http://www.sec.gov that contains additional information about American International Life Assurance Company of New York, Variable Account B, and the policy, which may be of interest to you. The web site also contains additional information about the policy's variable investment options.

Investment Company Act File Number 811-4685-1

                           Part II - Other Information

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission theretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                 REPRESENTATION

American International Life Assurance Company of New York represents that the fees and charges deducted under the Policy covered by this registration statement, in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION

Under its Bylaws, the Company, to the full extent permitted by New York law shall indemnify any person who was or is a party to any proceeding (whether brought by or in right of the Company or otherwise) by reason of the fact that he or she is or was a Director of the Company, or while a Director of the Company, is or was serving at the request of the Company as a Director, Officer, partner, Trustee, Employee, or Agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with such proceeding.

The company shall extend such indemnification, as is provided to directors above, to any person, not a director of the Company, who is or was an officer of the Company or is or was serving at the request of the Company as a director, officer, partner, trustee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan. In addition, the Board of Directors of the Company may, by resolution, extend such further indemnification to an officer or such other person as may to it seem fair and reasonable in view of all relevant circumstances.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to such provision of the bylaws or statutes or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Policies issued by Variable Account II, the Company will unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.
     The Prospectus consisting of ___ pages.
     The undertaking to file reports.
     Representation.
     The signatures.

     Written consents of the following persons:

     Kenneth D. Walma [to be filed by amendment]
     Jorden Burt Cicchetti Berenson & Johnson LLP [to be filed by amendment] Independent Accountants [to be filed by amendment]
     Powers of Attorney

The following exhibits:

1. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2, unless indicated otherwise.

     (1) Certificate of Resolution for American International Life Assurance Company of New York, dated June 5, 1986, authorizing the issuance and sale of variable life contracts.*

     (2)  N/A

     (3)  Principal  Underwriter's Agreement between American International Life
          Assurance  Company  of  New  York  and  American   International  Fund
          Distributors, dated August 15, 1989.*

     (4)  N/A

     (5) (a) Form of Flexible Premium Variable Universal Life Insurance Policy (2VUL1294NY).*

          (b)  Form of Group Variable Universal Life Policy (2VUL1294NY-G).*

          (c)  Form  of   Certificate   of   Group   Variable   Universal   Life
               (2VUL1294NY-C).*

          (d)  Form  of  Group   Flexible   Variable   Life   Insurance   Policy
               (21GVULD997).**

          (e) Form of Certificate of Group Flexible Variable Universal Life (26GVULD997).**

          (f) Form of Premium Variable Life Insurance Policy (21VUL399) (filed electronically herewith).

     (6) (a) By-Laws of American International Life Assurance Company of New York, (as amended on 3/25/75);*

          (b) Charter of American International Life Assurance Company of New York, dated March 5, 1962;*

          (c) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated February 4, 1972;*

          (d) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated January 18, 1985;*

          (e) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated June 1, 1987;*

          (f) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated March 22, 1989;*

          (g) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated June 27, 1991.*

     (7)  N/A

     (8)  (a) Powers of Attorney;***

          (b)  Powers  of  Attorney.****

     (9)  N/A

     (10) (a) Form of Life Insurance Application (24APP0396NY).*

          (b)  Form of Supplemental Application (2VULSUP1294NY).*

          (c)  Form of Group Life Insurance Application (24GVAPP997).**

          (d)  Form of Supplemental Application (24GVSUP997).**

     (11) Code of Ethics.

          N/A

2. Opinion and Consent of Counsel as to legality of securities being registered [to be filed by amendment].

3.   Consent of Actuary.

4.   N/A

5. Consent of Independent Certified Public Accountants [to be filed by amendment]

6. Consent of Jorden Burt Boros Cicchetti Berenson & Johnson LLP [to be filed by amendment]

7.   Memorandum Regarding Administrative Procedures.*

* Incorporated by reference to Registrant's Post-Effective Amendment, No. 4 filed on Form S-6 (File No. 33-90686), dated October 27, 1998.

** Incorporated by reference to Registrant's filing filed on Form S-6 (File No. 333-48457), dated March 23, 1998.

*** Incorporated by reference to Registrant's Post-Effective Amendment, No 2 filed on Form S-6 (File No. 33-90686), dated May 1, 1997.

**** Incorporated by reference to Registrant's Post-Effective Amendment, No 12 filed on Form N-4 (File No. 33-39170), dated April 28, 2000.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Wilmington, and State of Delaware on this 1st day of June, 2000.

                                            VARIABLE ACOUNT B
                                            -------------------------------
                                                     (Registrant)

                                            By: AMERICAN INTERNATIONAL LIFE
                                            ASSURANCE COMPANY OF NEW YORK
                                            ------------------------------------
                                                     (Sponsor)

                                            By: /s/ Kenneth D. Walma
                                            ------------------------------------
                                            Kenneth D. Walma, Vice President and
                                            General Counsel

Pursuant  to  the   requirements  of  the  Securities  and  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature                           Title                       Date

Michele L. Abruzzo*                 Director                    June 1, 2000
------------------
/s/ Michele L. Abruzzo

Paul S. Bell*                       Director                    June 1, 2000
------------------
/s/ Paul Bell

Marion E. Fajen*                    Director                    June 1, 2000
------------------
/s/ Marion E. Fajen

Patrick J. Foley*                   Director                    June 1, 2000
------------------
/s/ Patrick J. Foley

Cecil C. Gamwell, III*              Director                    June 1, 2000
------------------
/s/ Cecil C. Gamwell, III

Maurice R. Greenberg*               Director                    June 1, 2000
------------------
/s/ Maurice R. Greenberg

Jack R. Harnes*                     Director                    June 1, 2000
------------------
/s/ Jack R. Harnes

John I. Howell*                     Director                    June 1, 2000
------------------
/s/ John I. Howell

Jerome T. Muldowney*                Director                    June 1, 2000
------------------
/s/ Jerome T. Muldowney

Robinson K. Nottingham*             Director                    June 1, 2000
------------------
/s/ Robinson K. Nottingham

John Oehmke*                        Chief Financial             June 1, 2000
_________________                   Officer
/s/ John Oehmke

Nicholas A. O'Kulich*               Director                    June 1, 2000
------------------
/s/ Nicholas A. O'Kulich

Edmund Sze-Wing Tse*                Director                    June 1, 2000
------------------
/s/ Edmund Sze-Wing Tse

Elizabeth M. Tuck*                  Secretary                   June 1, 2000
------------------
/s/ Elizabeth M. Tuck

Gerald Walter Wyndorf*              Director                    June 1, 2000
------------------
/s/ Gerald Walter Wyndorf

By: /s/ Kenneth D. Walma
       Kenneth D. Walma
       Attorney in Fact

                                INDEX TO EXHIBITS

EXHIBIT

A. Form of Flexible Premium Variable Universal Life Insurance Group and Individual Policies